Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CRAY INC.,

ASTRO ACQUISITION CORP.,

APPRO INTERNATIONAL, INC.

AND

THE SHAREHOLDERS’ AGENT

November 8, 2012

EXHIBITS

Exhibit A	—	Definitions
Exhibit B-1	—	List of Signatories to Shareholders Agreement
Exhibit B-2	—	Form of Company Shareholder Consent
Exhibit B-3	—	Form of Shareholder Agreement
Exhibit C-1	—	List of Employees Executing Offer Letters
Exhibit C-2	—	List of Employees Executing Non-Competition Agreement
Exhibit D	—	Form of Articles of Merger
Exhibit E	—	Form of Escrow Agreement
Exhibit F	—	Form of Parachute Payment Waiver
Exhibit G	—	List of Contracts Requiring Consent
Exhibit H	—	Form of Shareholder Waiver and Release
Exhibit I	—	Form of Optionholder Waiver and Release
Exhibit J	—	Form of Korean Invention Assignment Agreement
Exhibit K	—	Form of IRS Notice
Exhibit L	—	Form of FIRPTA Notice
Exhibit M	—	Employee Bonus Plan

SCHEDULES

Schedule 1	—	Transaction Expenses
Schedule 4.2(q)	—	List of Preexisting Plans, Policies or Contracts Previously Disclosed to Acquiror
Schedule 4.2(r)	—	List of Severance Arrangements Previously Disclosed to Acquiror
Schedule 5.12:		Promised Options
Schedule 6.3(h)	—	List of Specified Contractors

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 8, 2012 (the “Agreement Date”), by and among Cray Inc., a Washington corporation (“Acquiror”), Astro Acquisition Corp., a California corporation and wholly owned subsidiary of Acquiror (“Sub”), Appro International, Inc., a California corporation (the “Company”), and Geun-Bum (Daniel) Kim, as Shareholders’ Agent (as defined below).

RECITALS

A. The Boards of Directors of the Company, Sub and Acquiror have determined that it would be advisable and in the best interests of the shareholders of their respective companies that Sub merge with and into the Company (the “Merger”), with the Company to survive the Merger and to become a wholly-owned subsidiary of Acquiror, on the terms and subject to the conditions set forth in this Agreement, and, in furtherance thereof, have approved the Merger, this Agreement and the other transactions contemplated by this Agreement.

B. Pursuant to the Merger, among other things, the issued and outstanding shares of capital stock of the Company shall be converted into the right to receive cash in the manner set forth herein.

C. The Company, Sub and Acquiror desire to make certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.

D. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Acquiror to enter into this Agreement, the Company is delivering to Acquiror a shareholder agreement substantially in the form attached hereto as Exhibit B-3 (the “Shareholder Agreement”) executed by each Company Shareholder listed on Exhibit B-1 and following the execution and delivery of this Agreement, the Company will secure from each Company Shareholder listed on Exhibit B-1 a written consent substantially in the form attached hereto as Exhibit B-2 (the “Company Shareholder Consent”) approving the Merger and adopting this Agreement.

E. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Acquiror to enter into this Agreement, certain employees of the Company and its Subsidiaries identified on Exhibit C-1 hereto are executing employee offer letters with Acquiror (each an “Offer Letter”) together with an employee invention assignment and confidentiality agreement, in each case to become effective upon the Closing.

F. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Acquiror to enter into this Agreement, certain employee-shareholders of the Company and its Subsidiaries identified on Exhibit C-2 hereto are entering into non-competition agreements with Acquiror (each, a “Non-Competition Agreement”), in each case to become effective upon the Closing.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time (as defined below), on the terms and subject to the conditions set forth in this Agreement, the Articles of Merger in substantially the form attached hereto as Exhibit D (the “Articles of Merger”) and the applicable provisions of California Law, Sub shall merge with and into the Company, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation and shall become a wholly owned subsidiary of Acquiror. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2 Closing. Unless this Agreement is earlier terminated in accordance with Section 7.1, the closing of the transactions contemplated hereby (the “Closing”) shall take place (i) as promptly as practicable (and in any event within five (5) Business Days) after the satisfaction or waiver of each of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) or (ii) as such other time and date as the Acquiror and the Company may agree in writing. The Closing shall take place at the offices of Fenwick & West LLP, 1191 Second Avenue, 10th Floor, Seattle, Washington, or at such other location as the parties hereto agree. The date on which the Closing occurs is herein referred to as the “Closing Date.”

1.3 Closing Deliveries.

(a) Acquiror Deliveries. Acquiror shall deliver to the Company, at or prior to the Closing, each of the following:

(i) a certificate, dated as of the Closing Date, executed on behalf of Acquiror by a duly authorized officer of Acquiror to the effect that each of the conditions set forth in clause (a) of Section 6.2 has been satisfied;

(ii) an Escrow Agreement, in substantially the form attached hereto as Exhibit E (the “Escrow Agreement”), dated as of the Closing Date and executed by Acquiror and the Escrow Agent (as defined below); and

(iii) Acquiror’s signatures to the documents identified in Section 1.3(b)(vi), and (vii).

(b) Company Deliveries. The Company shall deliver to Acquiror, at or prior to the Closing, each of the following:

(i) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in clause (a) of Section 6.3 has been satisfied;

(ii) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying the Company’s (A) Articles of Incorporation, (B) Bylaws, (C) board resolutions approving the Merger and adopting this Agreement, and (D) shareholder resolutions approving the Merger and adopting this Agreement;

(iii) written acknowledgments pursuant to which the Company’s outside legal counsel and any financial advisor, accountant or other Person who performed services for or on behalf of the Company, or who is otherwise entitled to any compensation from the Company, in connection with this Agreement, any of the transactions contemplated by this Agreement or otherwise, acknowledges: (i) the total amount of fees, costs and expenses of any nature that is payable or has been paid to such Person in connection with this Agreement and any of the transactions contemplated by this Agreement or otherwise; and (ii) that it has been paid in full and is not (and will not be) owed any other amount by any of the Company, its Subsidiaries or the Surviving Corporation with respect to this Agreement, the transactions contemplated by this Agreement or otherwise;

(iv) the Escrow Agreement, dated as of the Closing Date and executed by the Shareholders’ Agent;

(v) the Company Shareholder Consent and Shareholder Agreement, executed by each Company Shareholder listed on Exhibit B-1;

(vi) a Non-Competition Agreement executed by each of the individuals set forth on Exhibit C-2 hereto;

(vii) an Offer Letter as provided by Acquiror, together with an employee invention assignment and confidentiality agreement, in each case in substantially the form attached as an exhibit to the applicable Offer Letter, executed by each of the Continuing Employees;

(viii) evidence reasonably satisfactory to Acquiror of (A) the resignation of each of the directors and each of the officers of the Company and of each Subsidiary in office immediately prior to the Closing as directors and/or officers, as applicable, of the Company and of each such Subsidiary, effective no later than immediately prior to the Effective Time, and (B) if requested by Acquiror, the appointment of new officers and directors of the Company and of each Subsidiary, which appointments are to become effective at the Effective Time;

(ix) evidence satisfactory to Acquiror of the termination of service with the Company and each Subsidiary of each independent contractor, consultant and/or advisory board member of the Company and/or any Subsidiary other than the Person set forth on Schedule 6.3(h) hereto (the “Specified Contractor”) effective no later than immediately prior to the Closing;

(x) a Parachute Payment Waiver, in substantially the form attached hereto as Exhibit F (the “Parachute Payment Waiver”), executed by each Person required to execute such a waiver pursuant to Section 5.133 hereof;

(xi) unless otherwise requested by Acquiror in writing no less than three Business Days prior to the Closing Date, (A) a true, correct and complete copy of resolutions adopted by the Board of Directors of the Company, certified by the Secretary of the Company, authorizing the termination of the Company’s 401(k) Plan (the “401(k) Plan”), and (B) an amendment to the 401(k) Plan, executed by the Company, that is sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the Tax-qualified status of the 401(k) Plan shall be maintained at the time of its termination, with such amendment and termination to be effective on the date immediately preceding the Effective Time and contingent upon the Closing;

(xii) a certificate from the Secretary of State of the State of California and each other State or other jurisdiction in which the Company or any Subsidiary is qualified to do business as a foreign corporation dated within three days prior to the Closing Date certifying that the Company or such Subsidiary is in good standing and that all applicable Taxes and fees of the Company or such Subsidiary through and including the Closing Date have been paid;

(xiii) evidence satisfactory to Acquiror of the consent to assignment of any Person whose consent to assignment may be required in connection with the Merger or any other transaction contemplated by this Agreement under the contracts listed or described on Exhibit G hereto;

(xiv) the Spreadsheet (as defined below) completed to include all of the information specified in Section 5.9 in a form acceptable to Acquiror and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying that such Spreadsheet is true, correct and complete;

(xv) the Closing Expenses Certificate, which certificate shall be accompanied by such supporting documentation, information and calculations as are necessary for Acquiror to verify and determine the amount of Transaction Expenses;

(xvi) the Company Net Working Capital Certificate, which certificate shall be accompanied by such supporting documentation, information and calculations as are necessary for Acquiror to verify and determine the amount of Company Net Working Capital;

(xvii) executed UCC-2 or UCC-3 termination statements executed by each Person holding a security interest in any assets of the Company or any Subsidiary as of the Closing Date terminating any and all such security interests and evidence reasonably satisfactory to Acquiror that all Encumbrances on assets of the Company and its Subsidiaries shall have been released prior to or shall be released simultaneously with the Closing;

(xviii) the Pay-off Letter (as defined below) and documentation in a form and substance reasonably satisfactory to Acquiror evidencing that all security interests in any assets of the Company under the Loan (as defined below) may be released pursuant to the terms described in the Pay-off Letter;

(xix) evidence satisfactory to Acquiror that that all amounts owed to the Company by any director, officer, employee and/or Company Securityholder and/or any of its family members or Affiliates, if any, shall have been repaid in full;

(xx) executed copies of the Bonus Award Letter in Lieu of Options (as defined below) from each Promised Optionee (as defined below);

(xxi) executed copies of a waiver and release, in substantially the form attached hereto as Exhibit H (the “Shareholder Waiver and Release”), executed by each of the Company Shareholders;

(xxii) executed copies of a waiver and release, in substantially the form attached hereto as Exhibit I (the “Optionholder Waiver and Release”), executed by each of the Company Optionholders;

(xxiii) executed copies of a Confidentiality and Invention Assignment Agreement, in substantially the form attached hereto as Exhibit J (the “Korean Invention Assignment Agreement”), executed by each employee of Appro Korea, Inc;

(xxiv) FIRPTA documentation, including (A) a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit K, dated as of the Closing Date and executed by the Company, together with written authorization for Acquiror to deliver such notice form to the Internal

Revenue Service on behalf of the Company after the Closing, and (B) a FIRPTA Notification Letter, in substantially the form attached hereto as Exhibit L, dated as of the Closing Date and executed by the Company; and

(xxv) the Articles of Merger, executed by the Company.

1.4 Effective Time. At the Closing, after the satisfaction or waiver of each of the conditions set forth in Article VI, Sub and the Company shall cause the Articles of Merger to be filed with the Secretary of State of the State of California, in accordance with the relevant provisions of California Law (the time of acceptance by the Secretary of State of the State of California of such filing or such later time as may be agreed to by Acquiror and the Company and set forth in the Articles of Merger being referred to herein as the “Effective Time”).

1.5 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of California Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become debts, liabilities and duties of the Surviving Corporation.

1.6 Articles of Incorporation and Bylaws.

(a) At the Effective Time, the Articles of Incorporation of the Surviving Corporation shall be amended in its entirety to read as set forth in the Articles of Merger, until thereafter amended as provided by California Law.

(b) At the Effective Time, the Bylaws of Sub shall become the Bylaws of the Surviving Corporation, until thereafter amended as provided by California Law, the Articles of Incorporation of the Surviving Corporation and such Bylaws.

1.7 Directors and Officers.

(a) At the Effective Time, the members of the Board of Directors of Sub immediately prior to the Effective Time shall be appointed as the members of the Board of Directors of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified.

(b) At the Effective Time, the officers of Sub immediately prior to the Effective Time shall be appointed as the officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly appointed.

1.8 Effect on Capital Stock and Options.

(a) Treatment of Company Capital Stock and Options. On the terms and subject to the conditions set forth in this Agreement, and without any action on the part of any holder of the Company Capital Stock and/or Company Options:

(i) At the Effective Time, each share of Company Series A Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares owned by the Company) shall be automatically converted into the right to receive, subject to and in accordance with Section 1.9(c), (i) an amount of cash (without interest) equal to the Series A Closing Amount Per Share, and (ii) upon release from the Escrow Fund pursuant to the terms and conditions of the Escrow Agreement, the Series A Escrow Amount Per Share. The amount of cash each Company Shareholder is entitled to receive for the shares of Company Series A Stock held by such Company Shareholder shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares of Company Series A Stock held by such Company Shareholder.

(ii) At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares owned by the Company) shall be automatically converted into the right to receive, subject to and in accordance with Section 1.9(c), (i) an amount of cash (without interest) equal to the Common Closing Amount Per Share and (ii) upon release from the Escrow Fund pursuant to the terms and conditions of the Escrow Agreement, the Common Escrow Amount Per Share. The amount of cash each Company Shareholder is entitled to receive for the shares of Company Common Stock held by such Company Shareholder shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares of Company Common Stock held by such Company Shareholder.

(iii) Acquiror shall not assume or substitute for any Company Options and, in accordance with Section 8.2 of the Company Option Plan, fifty percent (50%) of any unexercisable or unvested Company Options held by Company Optionholders whose service has not terminated prior to such date shall become exercisable and vested as of the date that is ten (10) days prior to the Closing Date; provided, however, that such accelerated exercisability and vesting shall be contingent upon the Closing. At the Effective Time, after giving effect to the acceleration of vesting described in the prior sentence, each Company Option that is vested, unexpired, unexercised and outstanding immediately prior to the Effective Time (each, a “Vested Company Option”) shall, on the terms and subject to the conditions set forth in this Agreement, be cancelled and converted into and represent the right to receive an amount in cash, without interest, with respect to each share of Company Common Stock underlying such Vested Company Option, equal to the excess, if any, of the Common Cash Amount Per Share over the per share exercise price of such Vested Company Option. The amount of cash each Company Optionholder is entitled to receive for the Vested Company Options held by such holder shall be rounded to the nearest cent and computed after aggregating cash amounts for all Vested Company Options held by such holder. As soon as practicable following the Closing, in Acquiror’s discretion, Acquiror or the Surviving Corporation shall pay through its payroll system in accordance with its standard payroll practices, or shall cause the Exchange Agent (as defined below) to pay, each Company Optionholder the cash (less any applicable Taxes required to be deducted and withheld) required to be paid to such holder pursuant to this Section 1.8(a)(iii). Company Options that are not Vested Company Options (each, an “Unvested Company Option”) shall be cancelled in connection with the Merger, without any consideration. The Company shall, prior to the Effective Time, take (or cause to be taken) such actions, and shall obtain all such consents, as may be required to effect the foregoing provisions of this Section 1.8(a)(iii).

(iv) Notwithstanding anything to the contrary contained in this Agreement, in no event shall the aggregate consideration paid by Acquiror to the Company Securityholders exceed the sum of the Merger Consideration.

(v) Each share of capital stock of Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the sole shareholder of Sub, be converted into and become one share of common stock of the Surviving Corporation (and the shares of Surviving Corporation into which the shares of Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). Each certificate evidencing ownership of shares of Sub common stock will evidence ownership of such shares of common stock of the Surviving Corporation.

(b) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock occurring after the date hereof and prior to the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(c) Appraisal Rights. Notwithstanding anything contained herein to the contrary, any Dissenting Shares shall not be converted into the right to receive the cash amount provided for in Section 1.8(a), but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to California Law. Each holder of Dissenting Shares who, pursuant to the provisions of California Law becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with California Law (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the cash payable pursuant to Section 1.8(a) in respect of such shares as if such shares never had been Dissenting Shares, and Acquiror shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.9(c), following the satisfaction of the applicable conditions set forth in Section 1.9(c), the amount of cash to which such holder would be entitled in respect thereof under this Section 1.8 as if such shares never had been Dissenting Shares. The Company shall give Acquiror (i) prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands, and any other instruments served pursuant to California Law and received by the Company and (ii) the right to direct all negotiations and proceedings with respect to demands for appraisal or purchase under California Law. The Company shall not, except with the prior written consent of Acquiror, or as otherwise required under California Law, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. The payout of consideration under this Agreement to the shareholders of the Company (other than to holders of Dissenting Shares who shall be treated as provided in this Section 1.8(c) and under California Law) shall not be affected by the exercise or potential exercise of appraisal rights or dissenters’ rights under California Law by any other shareholder of the Company.

(d) Rights Not Transferable. The rights of the Company Securityholders as of immediately prior to the Effective Time are personal to each such securityholder and shall not be transferable for any reason otherwise than by operation of law, will or the laws of descent and distribution. Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

1.9 Surrender of Certificates.

(a) Exchange Agent. Computershare Trust Company, N.A. shall act as exchange agent (the “Exchange Agent”) in the Merger.

(b) Acquiror to Cause Deposit of Cash. As soon as reasonably practicable after the Closing Date, Acquiror or a direct or indirect subsidiary of Acquiror shall make available to the Exchange

Agent for exchange in accordance with this Article I, through such reasonable procedures as Acquiror may adopt, the cash payable pursuant to Section 1.8(a), less the Escrow Cash. Notwithstanding the foregoing, if Acquiror determines that cash payable to Company Optionholders pursuant to Section 1.8(a)(iii) shall be paid via the Acquiror’s or the Surviving Corporation’s payroll system, Acquiror shall not make available such amount payable to the Exchange Agent, and shall instead either make such payments directly through its payroll system or transfer the amount to the Surviving Corporation payroll account if necessary to enable the Surviving Corporation to make such payments.

(c) Exchange Procedures.

(i) As soon as reasonably practicable after the Closing Date, Acquiror shall cause the Exchange Agent to mail to every holder of record of Company Capital Stock that was issued and outstanding immediately prior to the Effective Time and that has not previously delivered its Certificates (as defined below) together with a properly completed and duly executed letter of transmittal in the form supplied by Acquiror (the “Letter of Transmittal”): (A) a form of Letter of Transmittal and (B) instructions for use of the Letter of Transmittal in effecting the surrender of certificates or instruments which immediately prior to the Effective Time represented issued and outstanding Company Capital Stock that were converted into the right to receive consideration pursuant to Section 1.8(a) (the “Certificates”) in exchange for such cash. The Letter of Transmittal shall specify that delivery of Certificates shall be effected, and risk of loss and title to Certificates shall pass, only upon receipt thereof by the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, duly executed on behalf of each Person effecting the surrender of such Certificates, and shall be in such form and have such other provisions as Acquiror or the Exchange Agent may reasonably specify, including that the Effective Time Holders agree to be bound by the provisions of Section 1.9(c) and Article VIII of this Agreement and agree to release the Company and the Surviving Corporation from any claims, rights, liabilities and causes of action whatsoever based upon, relating to or arising out of the Certificates.

(ii) As soon as reasonably practicable after the date of delivery to the Exchange Agent (or to such other agent or agents as may be appointed by Acquiror) of a Certificate, together with a properly completed and duly executed Letter of Transmittal and any other documentation required thereby, (A) the holder of record of such Certificate shall be entitled to receive a check or amount via wire transfer representing the cash amount that such holder has the right to receive pursuant to Section 1.8(a) in respect of such Certificate, less, in the case of Effective Time Holders, such Effective Time Holder’s Escrow Pro Rata Share and (B) such Certificate shall be canceled.

(iii) On or promptly following the Effective Time, Acquiror shall deliver the Escrow Cash to the Escrow Agent to be held in an escrow fund pursuant to the terms of the Escrow Agreement. The Escrow Cash shall constitute security for the indemnification obligations of such Effective Time Holders pursuant to Article VIII, and shall be held in and distributed in accordance with the provisions of the Escrow Agreement. The Escrow Fund shall be held by the Escrow Agent under the Escrow Agreement pursuant to the terms thereof. The adoption of this Agreement and the approval of the Merger by the Company Shareholders shall constitute approval of the Escrow Agreement and of all of the arrangements relating thereto, including the placement of the Escrow Fund in escrow and the appointment of the Shareholders’ Agent. The parties intend the Escrow Cash to qualify for installment sale reporting under Section 453 of the Code.

(d) No Interest. No interest shall accumulate on any cash payable in connection with the Merger (other than interest accrued on the Escrow Cash according to the Escrow Agreement); provided, however, that some payments may be treated as imputed interest to the extent required under the Code and the regulations promulgated thereunder.

(e) Transfers of Ownership. If any cash amount payable pursuant to Section 1.8(a) is to be paid to a Person other than the Person to which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Acquiror or any agent designated by it any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Acquiror or any agent designated by it that such Tax has been paid or is not payable.

(f) No Liability. Notwithstanding anything to the contrary in this Section 1.9, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Unclaimed Cash. Any portion of funds held by the Exchange Agent which have not been delivered to any holders of Certificates pursuant to this Article I within three months after the Effective Time shall promptly be paid to Acquiror, and thereafter each holder of a Certificate who has not theretofore complied with the exchange procedures set forth in and contemplated by Section 1.9(c) shall look only to the Surviving Corporation (subject to abandoned property, escheat and similar laws) for its claim, only as a general unsecured creditor thereof, to the cash payable pursuant to Section 1.8(a). Notwithstanding anything to the contrary contained herein, if any Certificate has not been surrendered prior to the earlier of the third anniversary of the Effective Time or such date on which the Merger Consideration contemplated by Section 1.8 in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any amounts payable in respect of such Certificate shall, to the extent permitted by applicable law, become the property of Acquiror, free and clear of all claims or interests of any Person previously entitled thereto.

1.10 No Further Ownership Rights in the Company Capital Stock, or Company Options. All cash paid or payable following the surrender for exchange of shares of Company Capital Stock or Company Options in accordance with the terms hereof shall be so paid or payable in full satisfaction of all rights pertaining to such shares of Company Capital Stock and Company Options, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock or Company Options which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or agreement or grant related to a Company Option is presented to the Surviving Corporation for any reason, such Certificate, agreement or grant shall be canceled and exchanged as provided in this Article I.

1.11 Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such Certificate, following the making of an affidavit of that fact by the record holder thereof, such cash as may be required pursuant to Section 1.8 in respect of such Certificate; provided, however, that Acquiror or the Exchange Agent may, in its discretion and as a condition precedent to the issuance thereof, require the record holder of such Certificate to deliver a bond in such sum or execute an indemnification agreement as Acquiror or the Exchange Agent may direct as indemnity against any claim that may be made against Acquiror, the Surviving Corporation, the Exchange Agent and/or any of their respective representatives or agents with respect to such Certificate.

1.12 Company Net Working Capital Adjustment.

(a) Pursuant to Section 5.17, the Company shall deliver the Company Net Working Capital Certificate to Acquiror not less than five (5) Business Days prior to the Closing Date.

(b) Within ninety (90) days after the Closing, Acquiror may object to the Company Net Working Capital calculations included in the Company Net Working Capital Certificate (the “NWC Calculations”) by delivering to the Shareholders’ Agent a certificate (the “Acquiror NWC Certificate”) executed by Acquiror’s Chief Financial Officer setting forth (i) Acquiror’s calculation of the Company Net Working Capital and the amount by which Company Net Working Capital as calculated by Acquiror is less than the Company Net Working Capital set forth in the Company Net Working Capital Certificate and (ii) a reconciliation explaining in reasonably detailed terms the substantive differences between the NWC Calculations as set forth on the Company Net Working Capital Certificate and the NWC Calculations as set forth on the Acquiror NWC Certificate.

(c) The Shareholders’ Agent may object to the Company Net Working Capital calculations set forth in the Acquiror NWC Certificate by providing written notice of such objection to Acquiror within twenty (20) days after Acquiror’s delivery of the Acquiror NWC Certificate (the “Notice of Objection”).

(d) If the Shareholders’ Agent timely provides the Notice of Objection, then the parties shall confer in good faith for a period of up to thirty (30) Business Days following Acquiror’s timely receipt of the Notice of Objection, in an attempt to resolve any disagreement and any resolution by them shall be in writing and shall be final and binding.

(e) If, after such thirty (30) Business Day period, the Shareholders’ Agent and Acquiror cannot resolve any such disagreement, then the parties shall engage Moss Adams LLP or if such firm is not able or willing to so act, another auditing firm acceptable to both the Shareholders’ Agent and Acquiror (the “Reviewing Accountant”) to review the NWC Calculations. After review of the NWC Calculations and the Company’s books and records, the Reviewing Accountant shall promptly determine the Company Net Working Capital and such determination shall be final and binding on the parties.

(f) If the Company Net Working Capital, as determined pursuant to Section 1.12(b) (in the event there is no Notice of Objection), Section 1.12(d) or Section 1.12(e), as the case may be, is in fact less than the Company Net Working Capital set forth in the Company Net Working Capital Certificate (such difference, the “Negative Adjustment Amount”), then, if and only if the Merger Consideration would be reduced after giving effect to the Negative Adjustment Amount, then each Effective Time Holder will indemnify and hold harmless Acquiror without any dispute by the Shareholders’ Agent, for the full amount of:

(i) the Negative Adjustment Amount;

(ii) if the Company Net Working Capital as determined by the Reviewing Accountant, if applicable, is less than or equal to the Company Net Working Capital as set forth in the Acquiror NWC Certificate, all fees and expenses, if any, of the Reviewing Accountant; and

(iii) if the Company Net Working Capital as determined by the Reviewing Accountant, if applicable, is greater than the Company Net Working Capital as set forth in the Acquiror NWC Certificate, a percentage of the fees and expenses, if any, of the Reviewing Accountant, which percentage shall equal the difference between the Company Net Working Capital as set forth in the Company Net Working Capital Certificate and the Company Net Working Capital as determined by the Reviewing Accountant, if applicable, divided by the difference between the Company Net Working Capital as set forth in the Company Net Working Capital Certificate and the Company Net Working Capital as set forth in the Acquiror NWC Certificate.

(g) During the period required for the preparation and review of, and resolution of disputes relating to the Company Net Working Capital, or the amounts set forth on the Acquiror NWC Certificate or the Company Net Working Capital Certificate, Shareholders’ Agent and Acquiror shall each afford the other’s accountants and other designated representatives access during regular business hours to the books and records of the Company as they may reasonably require in order to review and verify the items on the Final Company Net Working Capital Closing Balance Sheet.

Acquiror’s right to indemnification for the Negative Adjustment Amount and the other amounts set forth in Section 1.12(f)(ii) and (iii) pursuant to this Section 1.12 will not be subject to any of the limitations set forth in Article VIII.

1.13 Tax Consequences. The parties intend the merger to be a taxable sale of the Company Capital Stock by the Company Shareholders. Acquiror makes no representations or warranties to the Company or to any holder of Company Capital Stock or Company Options regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any holder of Company Capital Stock or Company Options of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby. The Company acknowledges that the Company and the holders of Company Capital Stock and Company Options are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other transactions and agreements contemplated hereby.

1.14 Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by the respective Company Shareholder when due, and each Company Shareholder shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

1.15 Withholding Rights. Acquiror, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the cash otherwise deliverable under this Agreement and from any other payments otherwise required pursuant to this Agreement, to any Continuing Employee, holder of any shares of Company Capital Stock, any Company Options or any Certificates such amounts in cash or shares as Acquiror, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so withheld or shares so withheld or sold, such withheld amounts or shares shall be treated for all purposes of this Agreement as having been delivered and/or delivered and paid to such holders in respect of which such deduction and withholding was made.

1.16 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquiror concurrently with the parties’ execution of this Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosures), and each of which disclosures shall also be deemed to be representations and warranties made by the Company to Acquiror under this Article II), the Company represents and warrants to Acquiror, as of the date hereof and as of the Closing Date, as follows:

2.1 Organization, Standing, Power and Subsidiaries.

(a) Each of the Company and each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Company and each Subsidiary has the corporate power to own its properties and to conduct its business as now being conducted and as currently proposed by it to be conducted and is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to result in liability that is material to the Company. Neither the Company nor any Subsidiary is in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent organizational or governing documents.

(b) Schedule 2.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of the Subsidiaries. Except as set forth in Schedule 2.1(b) of the Company Disclosure Letter, the Company owns, of record and beneficially, 100% of the issued and outstanding shares of capital stock and other securities of each of its Subsidiaries, free and clear of all Encumbrances, and all such shares are duly authorized, validly issued, fully paid and nonassessable and are not subject to any preemptive right or right of first refusal created by statute, the Articles of Incorporation and Bylaws or other equivalent organizational or governing documents, as applicable, of each such Subsidiary or any Contract to which each such Subsidiary is a party or by which it is bound. Other than the Subsidiaries listed in Schedule 2.1(b) of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person. None of the Company or any of its Subsidiaries has agreed or is obligated to make any future investment in or capital contribution to any Person. There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts of any character relating to the issued or unissued capital stock or other securities of any Subsidiary, or otherwise obligating the Company or any Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities.

(c) Schedule 2.1(c) of the Company Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the Board of Directors (or similar body) of the Company and each of its Subsidiaries; (ii) the names of the members of each committee of the Board of Directors (or similar body) of the Company and each of its Subsidiaries; and (iii) the names and titles of the officers of the Company and each of its Subsidiaries.

2.2 Capital Structure.

(a) The authorized capital stock of the Company consists solely of (i) 11,500,000 shares of Company Common Stock, and (ii) 1,982,000 shares of Company Preferred Stock of which

732,360 shares are designated as Company Series A Stock and 1,250,000 shares are designated as Company Series B Stock. A total of 5,757,500 shares of Company Common Stock, 625,000 shares of Company Series A Stock and no shares of Company Series B Stock are issued and outstanding as of the Agreement Date. Except as set forth in Schedule 2.2 of the Disclosure Letter, there are no (i) other issued and outstanding shares of capital stock or other securities of the Company and no outstanding commitments or Contracts to issue any shares of capital stock or other securities of the Company other than pursuant to the exercise of outstanding Company Options under the Company Option Plans or (ii) unvested shares of Company Capital Stock. Schedule 2.2(a)-1 of the Company Disclosure Letter accurately sets forth, as of the Agreement Date, the name of each Person that is the registered owner of any shares of Company Common Stock, Company Series A Stock and the number of such shares so owned by such Person, and the number of shares of Company Common Stock that would be owned by such Person assuming conversion of all shares of Company Series A Stock so owned by such Person giving effect to all anti-dilution and similar adjustments. The number of such shares set forth as being so owned by such Person constitutes the entire interest of such Person in the issued and outstanding capital stock or voting securities of the Company. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, preemptive rights, rights of first refusal or “put” or “call” rights created by statute, the Articles of Incorporation or Bylaws of the Company or any Contract to which the Company is a party or by which the Company is bound. Except as set forth in Schedule 2.2(a)-2 of the Company Disclosure Letter, all transactions involving the sale of the Company’s securities among and between the Company’s present and past shareholders have complied with all applicable domestic and foreign securities laws. Except as set forth in Schedule 2.2(a)-3 of the Company Disclosure Letter, the Company has never declared or paid any dividends on any shares of Company Capital Stock. There is no liability for dividends accrued and unpaid by the Company. Except as set forth in Schedule 2.2(a)-4 of the Company Disclosure Letter, the Company is not under any obligation to register under the Securities Act any shares of Company Capital Stock or any other securities of the Company, whether currently outstanding or that may subsequently be issued. Each share of Company Series A Stock is convertible into shares of Company Common Stock on a one-for-one basis. All issued and outstanding shares of Company Capital Stock were issued in compliance with all applicable Legal Requirements and all requirements set forth in applicable Contracts.

(b) As of the Agreement Date, the Company has reserved 2,000,000 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plans, of which 1,475,169 shares are subject to outstanding and unexercised Company Options, and 524,831 shares remain available for issuance thereunder. Schedule 2.2(a)-1 of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all holders of outstanding Company Options, whether or not granted under the Company Option Plans, including the number of shares of Company Common Stock subject to each Company Option, the date of grant, the exercise or vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of such option under Section 422 of the Code (or any applicable foreign Tax scheme), the term of each Company Option and the plan from which such Company Option was granted. In addition, Schedule 2.2(a)-2 of the Company Disclosure Letter sets forth a true, correct and complete list (which schedule shall be a subset of Schedule 2.2(a)-1 of the Company Disclosure Letter) of all holders of outstanding Company Options that are held by Persons that are not employees of the Company or any Subsidiary (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar persons), including a description of the relationship between each such Person and the Company. Except as set forth in Schedule 2.2(b)-3 of the Company Disclosure Letter, correct and complete copies of each Company Option Plan, all agreements and instruments relating to or issued under each Company Option Plan (including executed copies of all Contracts relating to each Company Option and the shares of Company Capital Stock purchased under such option) have been provided to Acquiror’s counsel, and such plans and Contracts have not been amended, modified or supplemented since being provided to Acquiror’s counsel, and there are no agreements, understandings or commitments to amend, modify or supplement such plans or Contracts in any case from those provided to Acquiror’s counsel. Except as set forth in Schedule 2.2(b)-3 of the Company Disclosure Letter, the terms of the Company Option Plans permit the treatment of Company Options as provided herein, without the consent or approval of the holders of such securities, the Company Stockholders or otherwise. Except as set forth in the first sentence of Section 1.8(a)(iii) hereof, no benefits under any of such Company Option Plans will accelerate in connection with the Merger and no other outstanding Company Options, whether under the Company Option Plans or otherwise, will be accelerated in connection with the Merger. Except as set forth in Schedule 2.2(b)-4 of the Company Disclosure Letter, all Company Options were issued in compliance with all applicable Legal Requirements and all requirements set forth in applicable Contracts, including, but not limited to the Company Option Plans.

(c) Other than as set forth on Schedules 2.2(a) and 2.2(a) of the Company Disclosure Letter, as of the Agreement Date, no Person has any right to acquire any shares of Company Capital Stock or any Company Options or other rights to purchase shares of Company Capital Stock or other securities of the Company, from the Company or any Company Shareholder.

(d) No bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries (i) granting its holder the right to vote on any matters on which shareholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting stock of the Company, is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).

(e) Except for the Company Options described in Schedule 2.2(a) of the Company Disclosure Letter, there are no options, warrants, calls, rights or Contracts of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of any Company Capital Stock, Company Options or other rights to purchase shares of Company Capital Stock or other securities of the Company, or any Company Voting Debt, or obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option call, right or Contract. Except as set forth in Schedule 2.2(e) of the Company Disclosure Letter, there are no Contracts relating to voting, purchase, sale or transfer of any Company Capital Stock (i) between or among the Company and any Company Securityholder, other than written contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the knowledge of the Company, between or among any of the Company Securityholders. Neither the Company Option Plan nor any Contract of any character to which the Company and/or any Subsidiary is a party to or by which the Company and/or any Subsidiary is bound relating to any Company Options requires or otherwise provides for any accelerated vesting of any Company Options in connection with the Merger or any other transaction contemplated by this Agreement or upon termination of employment or service with the Company or with Acquiror or any Subsidiary, or any other event, whether before, upon or following the Merger or otherwise.

(f) The Spreadsheet will accurately set forth, as of the Closing, the name of each Person that is the registered owner of any shares of Company Capital Stock and/or Company Options and the number and kind of such shares so owned, or subject to Company Options so owned, by such Person. The number of such shares set forth as being so owned, or subject to Company Options so owned, by such Person will constitute the entire interest of such Person in the issued and outstanding capital stock, voting securities or other securities of the Company. As of the Closing, no other Person not disclosed in the Spreadsheet will have a right to acquire any shares of Company Capital Stock and/or Company Options from the Company. In addition, the shares of Company Capital Stock and/or Company Options disclosed in the Spreadsheet will be, as of the Closing, free and clear of any Encumbrances created by the Articles of Incorporation or Bylaws of the Company or any Contract to which the Company is a party or by which it is bound.

2.3 Authority; Noncontravention.

(a) Subject to approval of the Merger and adoption of this Agreement pursuant to the Company Shareholder Consent, the Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company’s Board of Directors. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The Board of Directors of the Company, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board of Directors of the Company, has approved and adopted this Agreement and approved the Merger, determined that this Agreement and the terms and conditions of the Merger and this Agreement are advisable and in the best interests of the Company and the Company Shareholders, and directed that the adoption of this Agreement be submitted to the Company Shareholders for consideration and unanimously recommended that all of the Company Shareholders adopt this Agreement. The affirmative votes of (i) the holders of a majority of the outstanding shares of Company Common Stock (voting as a separate voting class), and (ii) the holders of a majority of the outstanding shares of Company Series A Stock (voting as a separate voting class) are the only votes of the holders of the Company Capital Stock necessary to adopt this Agreement and approve the Merger (the “Company Shareholder Approval”). The execution of the Company Shareholder Consent by the Company Shareholders listed on Exhibit B-1 is sufficient for the Company Shareholder Approval.

(b) The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, (i) result in the creation of any Encumbrance on any of the material properties or assets of the Company or any Subsidiary or to the knowledge of the Company, any of the shares of Company Capital Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Articles of Incorporation or Bylaws or other equivalent organizational or governing documents of the Company or any Subsidiary, in each case as amended to date, (B) except as set forth in Schedule 2.3(b) of the Company Disclosure Letter, any Contract of the Company or any Subsidiary or any Contract applicable to any of their respective material properties or assets, or (C) any Legal Requirements applicable to the Company or any Subsidiary or any of their respective material properties or assets.

(c) Except as set forth in Schedule 2.3(c) of the Company Disclosure Letter, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Company or any Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Articles of Merger, as provided in Section 1.4, and (ii) such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to the Company’s ability to consummate the Merger or to perform its obligations under this Agreement, would not prevent, materially alter or delay any of the transactions contemplated by this Agreement and would not constitute a Material Adverse Effect.

(d) The Company, its Board of Directors and the Company Shareholders have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the governing documents of the Company or its Subsidiaries will not be applicable to any of the Company, its Subsidiaries, Acquiror, the Surviving Corporation, or to the execution, delivery of, or performance of the transactions contemplated by this Agreement, the Company Shareholder Consents or the Shareholder Agreements, including the consummation of the Merger or any of the other transactions contemplated hereby or thereby.

2.4 Financial Statements.

(a) The Company has delivered to Acquiror its audited consolidated financial statements for each of its fiscal years ending December 31, 2011, December 31, 2010 and December 31, 2009 and its unaudited consolidated financial statements for the nine-month period ended September 30, 2012 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Company, (ii) complied as to form with applicable accounting requirements with respect thereto as of their respective dates, (iii) have been prepared in accordance with GAAP (except that the unaudited Financial Statements do not contain footnotes) applied on a consistent basis throughout the periods indicated and consistent with each other, (iv) fairly and accurately present the consolidated financial condition of the Company and the Subsidiaries at the dates therein indicated and the consolidated results of operations and cash flows of the Company and the Subsidiaries for the periods therein specified, and (v) are true, complete and correct.

(b) Neither the Company nor any Subsidiary has any Liabilities of any nature other than (i) those set forth or adequately provided for in the unaudited balance sheet included in the Financial Statements as of September 30, 2012 (the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s business since September 30, 2012 (the “Company Balance Sheet Date”) in the ordinary course, consistent with past practice, which are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount and do not result from any breach of Contract, warranty, infringement, tort or violation of law, and (iii) those incurred by the Company in connection with the execution of this Agreement. Except for Liabilities reflected in the Financial Statements, the Company has no off balance sheet Liability of any nature to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company. Without limiting the generality of the foregoing, neither the Company nor any Subsidiary has ever guaranteed any debt or other obligation of any other Person. All necessary reserves that are reflected in the Company Balance Sheet have been established in accordance with GAAP consistently applied and are adequate.

(c) Neither the Company, any of its Subsidiaries nor the Company’s independent auditors, nor to the Company’s knowledge, any current or former employee, consultant or director of the Company or any of its Subsidiaries, has identified or been made aware of any fraud, whether or not material, that involves the Company’s management or other current or former employees, consultants directors of the Company or any of its Subsidiaries, or any claim or allegation regarding any of the foregoing. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company, its Subsidiaries or any of their respective officers, directors, employees or agents. At the Company Balance Sheet Date, there were no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 (“Statement No. 5”) issued by the Financial Accounting Standards Board in March 1975) that are not adequately provided for in the Company Balance Sheet as required by said Statement No. 5.

(d) Schedule 2.4(d) of the Company Disclosure Letter sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company and its Subsidiaries maintain accounts of any nature and the names of all Persons authorized to draw thereon or make withdrawals therefrom.

(e) Schedule 2.4(e) of the Company Disclosure Letter accurately lists all indebtedness of the Company and its Subsidiaries for money borrowed (“Company Debt”), including, for each item of Company Debt, the agreement governing the Company Debt and the interest rate, maturity date and any assets or properties securing such Company Debt. All Company Debt may be prepaid at the Closing without penalty under the terms of the Contracts governing such Company Debt.

2.5 Absence of Certain Changes. Since the Company Balance Sheet Date, and except as set forth in Schedule 2.5 of the Company Disclosure Letter, each of the Company and each Subsidiary has conducted its business only in the ordinary course consistent with past practice and:

(a) there has not occurred a Material Adverse Effect on the Company,

(b) neither the Company nor any Subsidiary has made or entered into any Contract or letter of intent with respect to, or otherwise effected, any acquisition, sale, license, disposition or transfer of any asset of the Company or any Subsidiary (other than Standard Outbound IP Agreements (as defined below) to its customers in the ordinary course of its business consistent with its past practice),

(c) there has not occurred any change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies or establishment of reserves) by the Company or any Subsidiary or any revaluation by the Company of any of its or any Subsidiary’s assets,

(d) there has not occurred any declaration, setting aside, or payment of a dividend or other distribution with respect to any securities of the Company, or any direct or indirect redemption, purchase or other acquisition by the Company of any of its securities, or any change in any rights, preferences, privileges or restrictions of any of its outstanding securities,

(e) neither the Company nor any Subsidiary has entered into, amended, renewed or terminated any Material Contract (as hereinafter defined), and there has not occurred any default or breach by the Company or, to the Knowledge of the Company, any other party to any Material Contract, under any Material Contract to which the Company or any Subsidiary is a party or by which it is, or any of its assets and properties are, bound,

(f) there has not occurred any amendment or change to the Articles of Incorporation or Bylaws or other equivalent organizational or governing documents of the Company or any Subsidiary,

(g) except as set forth on Schedule 2.5(g) of the Company Disclosure Letter, there has not occurred any increase in or modification of the compensation or benefits payable or to become payable by the Company or any Subsidiary to any of its directors, officers, employees or consultants, any adoption or modification of any Company Employee Plans (as defined below), any material modification of any “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and Internal Revenue Service Notice 2005-1, or any new loans or advances or extension of existing loans or advances to any such Persons (other than routine expense advances to employees of the Company or any Subsidiary consistent with past practice), and neither the Company nor any Subsidiary has entered into any Contract to grant or provide (nor has granted any) severance, acceleration of vesting or other similar benefits to any such Persons,

(h) there has not occurred the execution of any Contracts or the extension of the term of any existing Contract with any Person in the employ or service of the Company or any Subsidiary,

(i) there has not occurred any change in title, office or position, or material reduction in the responsibilities of, or change in identity with respect to the management, supervisory or other key personnel of the Company or any Subsidiary, any termination of employment of any such employees, or any labor dispute or claim of unfair labor practices involving the Company or any Subsidiary,

(j) neither the Company nor any Subsidiary has incurred, created or assumed any Encumbrance (other than a Permitted Encumbrance) on any of its assets or properties, any Liability for borrowed money or any Liability as guarantor or surety with respect to the obligations of any other Person,

(k) neither the Company nor any Subsidiary has paid or discharged any Encumbrance or Liability which was not shown on the Company Balance Sheet or incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date,

(l) neither the Company nor any Subsidiary has incurred any Liability to its directors, officers or shareholders (other than Liabilities to pay compensation or benefits in connection with services rendered in the ordinary course of business, consistent with past practice),

(m) neither the Company nor any Subsidiary has cancelled or waived any Liabilities owed to it in excess of $25,000 in the aggregate,

(n) neither the Company nor any Subsidiary has made any deferral of the payment of any accounts payable or other liability other than in the ordinary course of business, consistent with past practice, or in an amount in excess of $25,000, or given any discount, accommodation or other concession other than in the ordinary course of business, consistent with past practice, in order to accelerate or induce the collection of any receivable,

(o) neither the Company nor any Subsidiary has made any material change in the pricing of its products or services or in the manner in which it extends discounts, credits or warranties to customers or otherwise deals with its customers,

(p) there has been no material damage, destruction or loss, whether or not covered by insurance, affecting the assets, properties or business of the Company or any Subsidiary,

(q) neither the Company nor any Subsidiary has sold, disposed of, transferred or licensed to any Person any rights to any Company Intellectual Property (as defined below) other than pursuant to Standard Outbound IP Agreements (as defined below), or has acquired or licensed from any Person any Intellectual Property (as defined below) other than pursuant to Standard Inbound IP Agreements (as defined below) or sold, disposed of, transferred or provided a copy of any Company Source Code (as defined below) to any Person, and

(r) there has not occurred any announcement of, any negotiation by or any entry into any Contract by the Company or any Subsidiary to do any of the things described in the preceding clauses (a) through (q) (other than negotiations and agreements with Acquiror and its representatives regarding the transactions contemplated by this Agreement).

2.6 Litigation. Except as set forth on Schedule 2.6 of the Company Disclosure Letter, there is no private or governmental action, suit, proceeding, claim, mediation, arbitration or investigation pending before any Governmental Entity (a “Legal Proceeding”), or threatened against the Company or any Subsidiary or any of their respective assets or properties or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries), nor, to the knowledge of the Company, is there any reasonable basis for any such action, suit, proceeding, claim, mediation, arbitration or investigation. There is no judgment, decree, injunction or order against the Company or any Subsidiary, any of their respective assets or properties, or, to the knowledge of the Company, any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries). To the knowledge of the Company, there is no reasonable basis for any Person to assert a claim against the Company or any Subsidiary based upon the Company entering into this Agreement or any of the other transactions or agreements contemplated hereby. Neither the Company nor any Subsidiary has any Legal Proceeding pending against any other Person. Schedule 2.6 of the Company Disclosure Letter contains a complete and accurate description of all Legal Proceedings since 2007 to which the Company or any Subsidiary has been a party or which relate to any of their respective assets or properties or any of their respective officers or directors (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries), or any such Legal Proceedings which were settled prior to the institution of formal proceedings, other than Legal Proceedings brought by the Company or any Subsidiary for collection of monies owed in the ordinary course of business.

2.7 Restrictions on Business Activities. There is no Contract, judgment, injunction, order or decree binding upon the Company or any Subsidiary which has or would reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting, restricting or impairing any current or presently proposed business practice of the Company or any Subsidiary, any acquisition of property by the Company or any Subsidiary or the conduct or operation of Business (as defined below) or limiting the freedom of the Company or any Subsidiary to engage in any line of business, to sell, license or otherwise distribute services or products in any market or geographic area, or to compete with any Person.

2.8 Compliance with Laws; Governmental Permits.

(a) Each of the Company and each Subsidiary has complied in all material respects with, is not in violation of, and has not received any notices of violation with respect to, any Legal Requirement with respect to the conduct of its business, or the ownership or operation of its business. No event has occurred, and no condition or circumstance exists, that will (with or without notice or lapse of time) constitute or result in a material violation by the Company or any Subsidiary of, or a failure on the part of the Company or any Subsidiary to comply with, any Legal Requirement. Neither the Company nor any of its Subsidiaries, nor any director, officer, Affiliate or employee thereof (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries), has given, offered, paid, promised to pay or authorized payment of any money, any gift or anything of value, with the purpose of influencing any act or decision of the recipient in his or her official capacity or inducing the recipient to use his or her influence to affect an act or decision of a government official or employee, to any (i) governmental official or employee, (ii) political party or candidate thereof, or (iii) Person while knowing that all or a portion of such money or thing of value would be given or offered to a governmental official or employee or political party or candidate thereof.

(b) Each of the Company and each Subsidiary has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of its assets or properties or (ii) that is required for the operation of the Company’s or any Subsidiary’s business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants, and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect. Since 2009, neither the Company nor any Subsidiary has received any notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of law or any Company Authorization or any failure to comply with any term or requirement of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization. None of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the transactions contemplated by this Agreement.

2.9 Title to, Condition and Sufficiency of Assets.

(a) Except as set forth in Schedule 2.9 of the Company Disclosure Letter, each of the Company and each Subsidiary has good and valid title to all of their respective properties, and interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets which afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except (i) Permitted Encumbrances incurred in the ordinary course of business consistent with past practice for obligations not past due, and (ii) liens securing indebtedness that is reflected on the Company Balance Sheet. The plant, property and equipment of each of the Company and each Subsidiary that are used in the operations of their respective businesses are (i) in good operating condition and repair, subject to normal wear and tear and (ii) except as set forth in Schedule 2.9(a)-1 of the Company Disclosure Letter, not obsolete, dangerous or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business, consistent with past practice. All properties used in the operations of the Company or any Subsidiary are reflected on the Company Balance Sheet to the extent required under GAAP to be so reflected. Schedule 2.9(a)-2 of the Company Disclosure Letter identifies each parcel of real property leased by the Company or any Subsidiary. The Company has heretofore provided to Acquiror’s counsel true, correct and complete copies of all leases, subleases and other agreements under which the Company and/or any Subsidiary uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. Neither the Company nor any Subsidiary currently owns any real property.

(b) Except as set forth in Schedule 2.9(b) of the Company Disclosure Letter, the assets owned by the Company (i) constitute all of the assets that are necessary for the Company to conduct, operate and continue the business of the Company and its Subsidiaries as such business is currently conducted and as currently proposed to be conducted by the Company and to sell and otherwise enjoy full rights to exploitation of its assets and all products and services that are provided in connection with its assets, and (ii) constitute all of the assets that are used in the business of the Company and its Subsidiaries as such business is currently conducted, without (A) the need for Acquiror to acquire or license any other asset, property or Intellectual Property, or (B) the breach or violation of any Contract.

2.10 Intellectual Property.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information, and know how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.

(ii) “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

(iii) “Intellectual Property” means (A) Intellectual Property Rights; and (B) Proprietary Information and Technology.

(iv) “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned by or exclusively licensed to the Company or any Subsidiary, or that Company or any Subsidiary purports to own, which includes any Intellectual Property developed by or for the Company or any Subsidiary and any Intellectual Property Rights specifically pertaining to any software or hardware that is unique to the Company Products.

(v) “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third Party Intellectual Property that is licensed by the Company or any Subsidiary.

(vi) “Company Intellectual Property Agreements” means any Contract to which the Company or any Subsidiary is a party or is otherwise bound and (A) pursuant to which the Company or any Subsidiary has granted any rights with respect to any Company Intellectual Property or licensed any Third Party Intellectual Property, or (B) that otherwise governs any Company Intellectual Property.

(vii) “Company Registered Intellectual Property” means all United States, international and foreign: (A) patents and patent applications (including provisional applications); (B) registered trademarks or service marks, applications to register trademarks or service marks, intent-to-use applications, or other registrations or applications related to trademarks or service marks;

(C) registered Internet domain names; (D) registered copyrights and applications for copyright registration; and (E) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority owned by, registered or filed in the name of, the Company or any of its Subsidiaries.

(viii) “Standard Inbound IP Agreements” means (i) non-disclosure agreements granting to the Company a limited right to use a third party’s confidential information entered into by the Company or a Subsidiary in the ordinary course of its business, consistent with past practice (each a “Standard NDA”), and (ii) “shrink wrap” and similar generally available commercial end-user licenses to software that is not redistributed with or used in the development or provision of the Company Products that have an individual acquisition cost of $5,000 or less.

(ix) “Standard Outbound IP Agreements” means (i) Standard NDAs, and (ii) non-exclusive object code licenses of the software elements of Company Products granted by the Company or a Subsidiary in the ordinary course of its business consistent with past practice on its standard unmodified form of end-user license agreement (a copy of which has been provided to Acquiror’s counsel).

(x) “Third Party Intellectual Property Rights” means any Intellectual Property owned by a third party.

(xi) “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary and all products or services currently under development by the Company or any Subsidiary.

(xii) “Company Source Code” means, collectively, any software source code or confidential manufacturing specifications or designs, any material portion or aspect of software source code or confidential manufacturing specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or confidential manufacturing specifications or designs, of any Company-Owned Intellectual Property or Company Products.

(b) The Company and its Subsidiaries own or have the valid right or license to use and, to the extent that it does any of the following, to develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, and dispose of, all Intellectual Property used in, necessary to or that would be infringed by the conduct of the Business. The Company Intellectual Property is sufficient for the conduct of the Business.

(c) Neither the Company nor any Subsidiary has transferred ownership of, or agreed to transfer ownership of, any Intellectual Property to any third party. Neither the Company nor any Subsidiary has permitted the Company’s rights in any Intellectual Property that is or was Company-Owned Intellectual Property to enter the public domain or, with respect to any Intellectual Property Rights for which the Company or its Subsidiaries have submitted an application or obtained a registration, lapse (other than through the expiration of registered Intellectual Property at the end of its maximum statutory term).

(d) The Company and its Subsidiaries own and have good and exclusive title to each item of Company-Owned Intellectual Property free and clear of any Encumbrances (other than Permitted Encumbrances). As of the Closing, all Company-Owned Intellectual Property will be fully transferable, alienable or licensable by Acquiror without restriction and without payment of any kind to any third party. The right, license and interest of the Company or a Subsidiary in and to all Third Party Intellectual Property are free and clear of all Encumbrances (excluding Permitted Encumbrances).

(e) Schedule 2.10(e)(i) of the Company Disclosure Letter lists all Company Products by name and version number. Schedule 2.10(e)(ii) of the Company Disclosure Letter lists all Third Party Intellectual Property that is incorporated into, integrated into, or bundled with any of the Company Products and identifies (i) the applicable Contract under which such Third Party Intellectual Property is licensed to the Company or a Subsidiary and (ii) the Company Product(s) into or with which such Third Party Intellectual Property is incorporated, integrated, or bundled.

(f) Schedule 2.10(f) of the Company Disclosure Letter lists (i) all Company Registered Intellectual Property including the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made; (ii) all actions that are required to be taken by the Company or its Subsidiaries within 120 days of the Agreement Date with respect to any of the Company Registered Intellectual Property in order to avoid prejudice to, impairment or abandonment of such Company Registered Intellectual Property; and (iii) any proceedings or actions before any court or tribunal anywhere in the world related to any of the Company Registered Intellectual Property.

(g) Each item of Company Registered Intellectual Property is valid and subsisting (or in the case of applications, applied for), all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s and its Subsidiaries’ ownership interests therein. Without limiting the foregoing, the Company and its Subsidiaries have complied with the duty of candor and disclosure to the United States Patent and Trademark Office (“PTO”) and any relevant foreign patent office with respect to all patent applications filed by or on behalf of the Company or any Subsidiary (the “Patent Applications”) and have made no material misrepresentation in the Patent Applications. The Company is not aware of any information (i) material to a determination of patentability regarding the Patent Applications not called to the attention of the PTO, (ii) not called to the attention of the PTO that would preclude the grant of a patent for the Patent Applications, or (iii) that would preclude the Company from having clear title to the Patent Applications and to the patents which have issued or which may issue therefrom. To the knowledge of the Company, all printed publications and patent references material to the patentability of the inventions claimed in the Patent Applications have been disclosed to those patent offices so requiring.

(h) With respect to the Company Intellectual Property Agreements:

(i) Neither the Company nor any Subsidiary is or shall be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement, in breach of any Company Intellectual Property Agreement and the consummation of the transactions contemplated by this Agreement will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments with respect to any Company Intellectual Property Agreement, or give any non-Company party to any Company Intellectual Property Agreement the right to do any of the foregoing.

(ii) As of the Closing, the Surviving Corporation (as wholly owned by Acquiror) will be permitted to exercise all of the Company’s and its Subsidiaries’ rights under the Company Intellectual Property Agreements to the same extent the Company and its Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or any Subsidiary would otherwise be required to pay.

(iii) Except as set forth on Schedule 2.13(h)(iii) of the Company Disclosure Letter, none of the Company Intellectual Property Agreement grants any third party exclusive rights to or under any Company Intellectual Property.

(iv) Except as set forth on Schedule 2.13(h)(iv) of the Company Disclosure Letter, none of the Company Intellectual Property Agreements grants any third party the right to sublicense any Company Intellectual Property.

(v) Except as set forth on Schedule 2.13(h)(v) of the Company Disclosure Letter, there are no disputes regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company or any Subsidiary thereunder.

(vi) No Company Intellectual Property Agreement requires the Company or a Subsidiary to include any Third Party Intellectual Property in any Company Product or obtain any Person’s approval of any Company Product at any stage of development, licensing, distribution or sale of such Company Product.

(vii) Except as set forth on Schedule 2.13(h)(vii) of the Company Disclosure Letter, the Company or a Subsidiary have obtained valid, written, perpetual, non terminable (other than for cause) licenses (sufficient for the conduct of the Business) to all Third Party Intellectual Property that is incorporated into, integrated or bundled by the Company or any Subsidiary with any of the Company Products.

(viii) Except as set forth on Schedule 2.13(h)(vii) of the Company Disclosure Letter, no third party that has licensed Intellectual Property to the Company or any Subsidiary has ownership or license rights to improvements or derivative works of such Third Party Intellectual Property that are made by the Company or any Subsidiary.

(i) Neither this Agreement, the transactions contemplated by this Agreement, or the assignment to Acquiror and/or the Surviving Corporation by operation of law or otherwise of any Contracts to which the Company or a Subsidiary is a party, will result in: (i) Acquiror or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property owned by or licensed to Acquiror or any of its Affiliates, (ii) Acquiror or any of its Affiliates being bound by or subject to any exclusivity obligations, non-compete or other restrictions on the operation or scope of their respective businesses, or (iii) Acquiror or the Surviving Corporation being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby.

(j) There are no royalties, honoraria, fees or other payments payable by the Company or any Subsidiary to any Person (other than salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Intellectual Property by the Company or any Subsidiary.

(k) To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party. Neither the Company nor any Subsidiary has brought any Legal Proceeding for infringement or misappropriation of any Intellectual Property Right or breach of any Company Intellectual Property Agreement.

(l) Except as set forth on Schedule 2.13(l) of the Company Disclosure Letter, neither the Company nor any Subsidiary has been sued in any suit, action or proceeding (or received any written notice or, to the knowledge of the Company, threat) which involves a claim of infringement or misappropriation of any Intellectual Property Right of any third party or which contests the validity, ownership or right of the Company or any Subsidiary to exercise any Intellectual Property Right. Neither the Company nor any Subsidiary has received any written communication that involves an offer to license or grant any other rights or immunities under any Intellectual Property Right of a third party.

(m) The Company and its Subsidiaries are not infringing, misappropriating or violating and have not infringed, misappropriated or violated the Intellectual Property Rights of any third party. In addition, the operation of the Business, including (i) the design, development, manufacturing, reproduction, branding, marketing, advertising, promotion, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and (ii) the Company’s or any Subsidiary’s use of any product, device or process used in the Business has not infringed, misappropriated, or violated, does not and will not infringe, misappropriate, or violate the Intellectual Property of any third party, and does not constitute unfair competition or unfair trade practices under the laws of any jurisdiction and there is no substantial basis for a claim that the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product or the operation of the Business is infringing, misappropriating, or violating, or has infringed, misappropriated, or violated, any Intellectual Property Right of a third party. No Company Product or information or material published or distributed by the Company or any Subsidiary or conduct or statement of the Company or any Subsidiary constitutes obscene material, a defamatory statement or material false advertising.

(n) Except as set forth on Schedule 2.13(n), no Company-Owned Intellectual Property or Company Product is subject to any proceeding, outstanding decree, order, judgment, settlement agreement, stipulation, or “march in” right that restricts in any manner the use, transfer, or licensing thereof by the Company or any Subsidiary, or which may affect the validity, use or enforceability of any such Company-Owned Intellectual Property.

(o) Neither the Company nor any Subsidiary has received any written opinion of counsel that any Company Product or the operation of the Business does or does not infringe, misappropriate, or violate any Intellectual Property Right of a third party or that any Intellectual Property Right of a third party is invalid or unenforceable.

(p) Except as set forth on Schedule 2.13(p) of the Company Disclosure Letter, each of the Company and each Subsidiary has secured from all consultants, employees and independent contractors and any other Person who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Company or any Subsidiary (each, an “Author”) unencumbered and unrestricted exclusive ownership of all of each such Author’s Intellectual Property in such contribution and has obtained a waiver from each such Author of any non-assignable rights. No such Author has retained any rights, licenses, claims or interest with respect to any Intellectual Property developed by such Author or the Company or any Subsidiary. Without limiting the foregoing, the Company and each Subsidiary has obtained written and enforceable proprietary information and invention disclosure and Intellectual Property assignments from all current and former Authors.

(q) All rights in, to and under all Intellectual Property used in any Company Products or in the operation of the Business that was created or obtained by the Company’s founders for or on behalf of or in contemplation of the Company (A) prior to the inception of the Company or (B) prior to their commencement of employment with the Company have been duly and validly assigned to the Company, and the Company has no reason to believe that any such Person is unwilling to provide the Company, the Surviving Corporation or Acquiror with such cooperation as may reasonably be required to complete and prosecute all appropriate U.S. and foreign patent and copyright filings related thereto without payment of any new or additional consideration therefor.

(r) To the Company’s knowledge, no current or former employee, consultant or independent contractor of the Company or any Subsidiary: (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure (including patent disclosure), invention assignment, non-disclosure or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, the Company or any Subsidiary or using trade secrets or proprietary information of others without permission; or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Subsidiary that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(s) To the Company’s knowledge, the employment of any employee of the Company or any Subsidiary or the use by the Company or any Subsidiary of the services of any consultant or independent contractor does not subject the Company or any Subsidiary to any Liability to any third party for improperly soliciting such employee, consultant or independent contractor to work for the Company or any Subsidiary, whether such Liability is based on contractual or other legal obligations to such third party.

(t) The Company and its Subsidiaries have taken all commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Company or provided by any third party to the Company (“Confidential Information”). All current and former employees and contractors of the Company and its Subsidiaries and any third party having access to Confidential Information have executed and delivered to the Company a written, legally binding agreement regarding the protection of such Confidential Information.

(u) Schedule 2.10(u) of the Company Disclosure Letter lists all software or other material that is distributed as “free software”, “open source software” or under similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License, and any license identified as an open source license by the Open Source Initiative (www.opensource.org)) (“Open Source Materials”) and that is used by the Company or any Subsidiary in any way, and identifies for each item of Open Source Materials (i) the source from which the item was obtained, including any applicable URLs; (ii) the applicable open source license; (iii) whether the item is incorporated into or distributed with any Company Products, and if so, the applicable Company Products; and (iv) whether or not the item was modified by the Company or any Subsidiary. The Company is in compliance with the terms and conditions of all licenses for the Open Source Materials.

(v) Except as set forth on Schedule 2.13(u) of the Company Disclosure Letter, neither the Company nor any Subsidiary has (i) incorporated Open Source Materials into, or combined

Open Source Materials with, the Company Intellectual Property or Company Products; (ii) distributed Open Source Materials in conjunction with any Company Intellectual Property or Company Products; or (iii) used Open Source Materials, in such a way that, with respect to (i), (ii), or (iii), creates, or purports to create obligations for the Company or such Subsidiary with respect to any Company Intellectual Property or grant, or purport to grant, to any third party, any rights or immunities under any Company Intellectual Property Rights (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, or (C) be redistributable at no charge).

(w) The software included in the Company Products or software used in the provision of any Company Product: (i) has sufficiently documented source code enabling a reasonably skilled software developer to understand, modify, compile and otherwise utilize all aspects of the related Technology without reference to other sources of information; (ii) is complete and no other computer hardware, software, system, or other information technology is needed in order to carry on the business of the Company; (iii) is free from known material defects or deficiencies, errors in design, and operating defects; (iv) does not require a material upgrade or replacement within the 12-month period after the Closing Date and none are planned (except in the normal course of Business); and (v) does not contain any disabling mechanisms or protection features which are designed to disrupt, disable, harm or otherwise impede in any manner the operation of, or provide unauthorized access to, a computer system or network or other device on which Company Product software is stored or installed or damage or destroy any data or file without the user’s consent.

(x) All Company Products sold, licensed, leased or delivered by the Company or any Subsidiary to customers and all services provided by or through the Company or any Subsidiary to customers on or prior to the Closing Date conform to applicable contractual commitments, express and implied warranties (to the extent not subject to legally effective express exclusions thereof), and conform to packaging, advertising and marketing materials and to applicable product or service specifications or documentation. Neither the Company nor any Subsidiary has any Liability (and, to the knowledge of the Company and any Subsidiary, there is no legitimate basis for any present or future Legal Proceeding against the Company or any Subsidiary giving rise to any material Liability relating to the foregoing Contracts) for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the Company Balance Sheet.

(y) No (i) government funding; (ii) facilities or resources of a university, college, other educational institution or research center; or (iii) funding from any Person (other than funds received in consideration for the Company Capital Stock) was used in the development of the Company-Owned Intellectual Property. No Governmental Entity, university, college, other educational institution or research center has any claim or right in or to any Company-Owned Intellectual Property. To the Company’s knowledge, no current or former employee, consultant or independent contractor of the Company or any Subsidiary, who was involved in, or who contributed to, the creation or development of any Company-Owned Intellectual Property, has performed services for any government, university, college or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any Subsidiary. Without limiting the foregoing, the Company and Subsidiaries have complied with all applicable marking, disclosure and other requirements under their past and current Government Contracts (as defined below) as necessary to prevent the loss or impairment of, or any Encumbrances upon, any Company-Owned Intellectual Property, and none of the Company-Owned Intellectual Property consists of or includes any subject invention (as defined in applicable provisions of the U.S. Federal Acquisition Regulation).

(z) Except as set forth on Schedule 2.13(z) of the Company Disclosure Letter, neither the Company, any Subsidiary, nor any other Person then acting on their behalf has disclosed, delivered or licensed to any Person, agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code (other than providing Authors access to Company Source Code on a “need to know” basis from the premises of the Company or any Subsidiary).

(aa) No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Subsidiary or any Person then acting on their behalf to any Person of any Company Source Code. Without limiting the foregoing, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will result in release from escrow or other delivery to a third party of any Company Source Code.

(bb) Neither the Company nor any Subsidiary is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate the Company or any Subsidiary to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property. In addition, to the Company’s knowledge, if any Company-Owned Intellectual Property were acquired from a Person other than an employee of or contractor to Company or any Subsidiary, then such Person is not now nor has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to have required or obligated such Person to grant or offer to any other Person any license or right to such Intellectual Property. Neither the Company nor any Subsidiary has a present obligation (and there is no substantial basis to expect that there will be a future obligation) to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property by virtue of the Company’s or any other Person’s membership in, promotion of, or contributions to any industry standards body or any similar organization.

(cc) Except as set forth on Schedule 2.10(cc) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has collected any personally identifiable information from any third parties except employees and consultants of the Company and its Subsidiaries. The Company and each Subsidiary have complied with all applicable Legal Requirements and their respective internal privacy policies relating to (a) the privacy of users of their products and services and all Internet websites owned, maintained or operated by the Company or any Subsidiary (the “Company Websites”) and (b) the use, collection, storage, disclosure and transfer of any personally identifiable information collected by the Company or any Subsidiary or by third parties having authorized access to the records of the Company or any Subsidiary. Each of the Company Websites and all materials distributed or marketed by the Company or any of its Subsidiaries have at all times made all disclosures to users or customers required by applicable Legal Requirements in effect as of the applicable dates and none of such disclosures made or contained in any Company Website or in any such materials have been inaccurate, misleading or deceptive or in violation of any applicable Legal Requirement. No claims have been asserted or, to the knowledge of the Company and its Subsidiaries, are threatened against the Company or any of its Subsidiaries by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under the privacy policies of the Company or its Subsidiaries. To the knowledge of the Company or any of its Subsidiaries, there has been no unauthorized access to or other misuse of that information. Within the last three (3) years, neither the Company nor any Subsidiary has received a written complaint regarding the Company’s collection, use or disclosure of personally identifiable information.

(dd) The Company and each Subsidiary has implemented and maintains a comprehensive security plan which (i) identifies internal and external risks to the security of the

Confidential Information, including personally identifiable information; (ii) implements, monitors and improves adequate and effective administrative, electronic and physical safeguards to control those risks; and (iii) maintains notification procedures in compliance with applicable Legal Requirements in the case of any breach of security compromising unencrypted data containing personally identifiable information. Neither the Company nor any Subsidiary has experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including personally identifiable information in the Company’s possession, custody or control.

(ee) Schedule 2.10(ee) of the Company Disclosure Letter contains a complete list of all software development tools used by the Company or any of its Subsidiaries in the Business (the “Development Tools”). Schedule 2.10(ee) of the Company Disclosure Letter also sets forth, for each Development Tool: (i) for any Development Tool not entirely developed internally by the employees of the Company or any of its Subsidiaries, the identity of the independent contractors and consultants involved in such development and a list of the agreements with such independent contractors and consultants; (ii) a list of any third parties with any rights to receive royalties or other payments with respect to such Development Tool, and a schedule of all such royalties payable; (iii) a list of any restrictions on the Company’s or any of its Subsidiaries’ unrestricted right to use and distribute such Development Tool; and (iv) a list of all agreements with third parties for the use by such third party of such Development Tool. The Company or any Subsidiary has sufficient right, title and interest in and to the Development Tools for the conduct of the Business.

2.11 Environmental Matters.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Environmental and Safety Laws” shall mean any federal, state or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which are intended to assure the safety of employees, workers or other Persons, including the public.

(ii) “Hazardous Materials” shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance, material or waste defined in or regulated under any Environmental and Safety Laws, but excludes office and janitorial supplies properly and safely maintained.

(iii) “Property” shall mean all real property leased or owned by the Company or any Subsidiary either currently or in the past.

(iv) “Facilities” shall mean all buildings and improvements on the Property.

(b) (i) All Hazardous Materials and wastes of the Company or any Subsidiary have been disposed of in accordance in all material respects with all Environmental and Safety Laws; (ii) neither the Company nor any Subsidiary has received any notice of any noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws; (iii) no notices or Legal Proceedings are pending or threatened relating to an actual or alleged violation of any applicable Environmental and Safety Laws by the Company or any Subsidiary; (iv) neither the Company nor any Subsidiary is a potentially responsible party under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any analogous state, local or foreign laws arising out of events occurring prior to the Closing Date; (v) to the Company’s knowledge, there have not been in the past, and are not now, any Hazardous Materials on, under or migrating to or from any of the Facilities or any Property; (vi) to the Company’s knowledge, there have not been in the past, and are not now, any underground tanks or underground improvements at, on or under any Property, including treatment or storage tanks, sumps, or water, gas or oil wells; and (vii) the Facilities and the Company’s and each Subsidiary’s uses and activities therein have at all times materially complied with all Environmental and Safety Laws.

(c) Complete and accurate copies of all written environmental reports, audits or assessments, which have been conducted, either by the Company, any Subsidiary or any Person engaged by the Company or any Subsidiary for such purpose, at any Facility or Property owned of formerly owned by the Company or any Subsidiary have been made available to Acquiror and a list of all such reports, audits and assessments is set forth on Schedule 2.11(c) of the Company Disclosure Letter.

2.12 Taxes.

(a) The Company and each Subsidiary, and any consolidated, combined, unitary or aggregate group for Tax purposes of which the Company or any Subsidiary is or has been a member, have properly completed and timely filed all Tax Returns required to be filed by them and have timely paid all Taxes whether or not shown on any Tax Return. All Tax Returns were complete and accurate and have been prepared in compliance with all applicable Legal Requirements. The Company has delivered to Acquiror correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries.

(b) The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company and/or any Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date. Neither the Company nor any Subsidiary has any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business subsequent to the Company Balance Sheet Date. The Company has no Liability for unpaid Taxes for any period (or portions of any period) prior to, or through the Closing Date that are not included in the calculation of Company Net Working Capital.

(c) There is (i) no claim for Taxes being asserted against the Company or any Subsidiary that has resulted in a lien against the property of the Company or any Subsidiary other than liens for Taxes not yet due and payable, (ii) no audit or pending audit of, or Tax controversy associated with, any Tax Return of the Company or any Subsidiary being conducted by a Tax Authority, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or any Subsidiary currently in effect, and (iv) no agreement to any extension of time for filing any Tax Return which has not been filed. No claim has ever been made by any Governmental Entity in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or any Subsidiary is or may be subject to taxation by that jurisdiction.

(d) Neither the Company nor any Subsidiary has been or will be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

(e) Neither the Company nor any Subsidiary is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement nor does the Company or any Subsidiary have any Liability or potential Liability to another party under any such agreement.

(f) Each of the Company and each Subsidiary has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign law.

(g) Neither the Company nor any Subsidiary has consummated or participated in, and none of them are currently participating in any transaction which was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither the Company nor any Subsidiary has participated in, nor are any of them currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(h) Neither the Company nor any Subsidiary or any predecessor of the Company or any Subsidiary has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company was not the ultimate parent corporation.

(i) Neither the Company nor any Subsidiary has any Liability for the Taxes of any Person (other than the Company or any Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, by Contract or otherwise.

(j) The Company for itself and for each Subsidiary has disclosed in Schedule 2.12(j) of the Company Disclosure Letter the amount of any deferred gain or loss arising out of any intercompany transaction within the meaning of Section 1.1502-13 of the Treasury Regulations. All transactions between the Company and any of its Subsidiaries or between any of its Subsidiaries have been conducted at arm’s length in accordance with Section 482 of the Code.

(k) Neither the Company nor any Subsidiary will be required to include in income, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date; (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(l) Neither the Company nor any Subsidiary has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(m) None of the Tax attributes (including net operating loss carry forwards and general business Tax credits) of either the Company or any Subsidiary is limited by Sections 269, 382, 383, 384 or 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law).

(n) Except as set forth on Schedule 2.12(n) of the Company Disclosure Letter, each of the Company and each Subsidiary has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities.

(o) Other than Appro Korea’s permanent establishment in South Korea, neither the Company nor any of its Subsidiaries has a “permanent establishment” within the meaning of any applicable Tax law or tax treaty in any foreign jurisdiction.

(p) The Company for itself and for its Subsidiaries has provided to the Acquiror all documentation relating to any applicable Tax holidays or incentives. The Company and its Subsidiaries are in compliance with the requirements for any applicable Tax holidays or incentives and none of the Tax holidays or incentives will be jeopardized by the transaction contemplated in this Agreement.

(q) Neither the Company nor any Subsidiary is nor have any of them ever been a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company and each Subsidiary has filed with the Internal Revenue Service all statements, if any, which are required under Section 1.897-2(h) of the Treasury Regulations.

(r) Neither the Company nor any Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(s) Each of the Company and each Subsidiary has complied (and until the Closing will comply) with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), has, within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and has timely filed all withholding Tax Returns, for all periods through and including the Closing Date.

(t) There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any Subsidiary or ERISA Affiliate (as defined below) to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). Schedule 2.12(t) of the Company Disclosure Letter lists each Person who the Company reasonably believes is, with respect to the Company, any Subsidiary and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date.

(u) Schedule 2.12(u) to the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or any of its Subsidiaries is a party. Each such nonqualified deferred compensation plan to which the Company or its Subsidiaries is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code.

(v) The exercise price of all Company Options is at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted, and neither the Company nor the Acquiror has incurred or will incur any liability or obligation to (i) withhold taxes under Section 409A of the Code upon the vesting of any Company Options or (ii) reimburse or otherwise compensate any employee or other service provider of the Company for any taxes incurred pursuant to Section 409A of the Code.

(w) The Company has delivered to Acquiror correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate Internal Revenue Service Center with respect to any Unvested Company Shares or other property issued by the Company to any of its employees, non-employee directors, consultants or other service providers.

2.13 Employee Benefit Plans and Employee Matters.

(a) Schedule 2.13(a) of the Company Disclosure Letter lists, with respect to the Company, any Subsidiary and any trade or business (whether or not incorporated) which is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee in excess of $10,000, (iii) all stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans, programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees, and (vi) all employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of the Company or any Subsidiary of greater than $10,000 remain for the benefit of, or relating to, any present or former employee, consultant or non-employee director of the Company or any Subsidiary (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”).

(b) The Company has furnished to Acquiror’s counsel a true, correct and complete copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Company Employee Plan which is subject to ERISA reporting requirements, provided to Acquiror’s counsel correct and complete copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has also provided to Acquiror a true, correct and complete copy of the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter which would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. The Company has also provided to Acquiror all registration statements and prospectuses prepared in connection with each Company Employee Plan. All individuals who, pursuant to the terms of any Company Employee Plan, are entitled to participate in any Company Employee Plan, are currently participating in such Company Employee Plan or have been offered an opportunity to do so and have declined in writing. Neither the Company nor any Subsidiary sponsors or maintains any self-funded employee benefit plan.

(c) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan. Each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and the Company, each Subsidiary and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans. Neither the Company nor any Subsidiary or ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Employee Plans. All contributions required to be made by the Company, any Subsidiary or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business, consistent with past practice, after the Company Balance Sheet Date as a result of the operations of the Company and its Subsidiaries after the Company Balance Sheet Date). In addition, with respect to each Company Employee Plan intended to include a Code Section 401(k) arrangement, the Company, its Subsidiaries and ERISA Affiliates have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor. No Company Employee Plan is covered by, and neither the Company nor any Subsidiary or ERISA Affiliate has incurred or expects to incur any Liability under Title IV of ERISA or Section 412 of the Code. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Acquiror, the Surviving Corporation and/or any Subsidiary (other than ordinary administrative expenses typically incurred in a termination event). With respect to each Company Employee Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company has prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No Legal Proceeding has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor. Other than claims by employees for benefits received in the ordinary course under the Company Employee Plans, there are no Liabilities, by or on behalf of any of the employees or any beneficiary of such individuals, pending or, to the knowledge of the Company, threatened against the Company with respect to the Company Employee Plans.

(d) With respect to each Company Employee Plan, each of the Company and each United States Subsidiary has complied with (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, and (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder.

(e) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company, any Subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan which would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent fiscal year included in the Financial Statements. No Company Employee Plan will be subject to any surrender fees or service fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans. There has been no plan or commitment, whether legally binding or not, to create any additional Company Employee Plans or to change or terminate any existing Company Employee Plans, other than the termination of the 401(k) Plan pursuant to the terms of this Agreement.

(f) Neither the Company nor any Subsidiary or current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(g) Neither the Company nor any Subsidiary or ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(h) Each compensation and benefit plan maintained or contributed to by the Company or any Subsidiary under the law or applicable custom or rule of the relevant jurisdiction outside of the United States (each such plan, a “Foreign Plan”) is listed in Schedule 2.13(h) of the Company Disclosure Letter. As regards each Foreign Plan, (i) such Foreign Plan is in material compliance with the provisions of the Legal Requirements of each jurisdiction in which such Foreign Plan is maintained, to the extent those Legal Requirements are applicable to such Foreign Plan, (ii) all contributions to, and material payments from, such Foreign Plan which may have been required to be made in accordance with the terms of such Foreign Plan, and, when applicable, the Legal Requirements of the jurisdiction in which such Foreign Plan is maintained, have been timely made or shall be made by the Closing Date, and all such contributions to such Foreign Plan, and all payments under such Foreign Plan, for any period ending before the Closing Date that are not yet, but will be, required to be made, are reflected as an accrued liability on the Company Balance Sheet, (iii) the Company, each Subsidiary, and each ERISA Affiliate has materially complied with all applicable reporting and notice requirements, and such Foreign Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance with the Legal Requirements of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan, (iv) such Foreign Plan has been administered in all material respects at all times in accordance with its terms and applicable Legal Requirements, (v) to the knowledge of the Company, there are no pending investigations by any governmental body involving such Foreign Plan, and no pending claims (except for claims for benefits payable in the normal operation of such Foreign Plan), suits or proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan, (vi) the consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any Liability with respect to such Foreign Plan, and (vii) except as required by applicable Legal Requirements, no condition exists that would prevent the Company or any of its Subsidiaries from terminating or amending any Foreign Plan at any time for any reason in accordance with the terms of each such Foreign Plan without the payment of any fees, costs or expenses (other than the payment of benefits accrued on the Company Balance Sheet and any normal and reasonable expenses typically incurred in a termination event). The benefits available under all Foreign Plans in the aggregate do not provide materially greater benefits to employees of the Company or any Subsidiary participating in such plans than the benefits available under the Company Employee Plans for employees of the Company or any Subsidiary in the United States. No Foreign Plan has unfunded Liabilities that will not be offset by insurance or that are not fully accrued on the financial statements of the Company.

(i) Schedule 2.13(i) of the Company Disclosure Letter lists as of the Agreement Date each employee of the Company or any Subsidiary who is not fully available to perform work because of disability or other leave and also lists, with respect to each such employee, the basis of such disability or leave and the anticipated date of return to full service.

(j) Except as set forth on Schedule 2.13(j) of the Company Disclosure Letter, none of the execution and delivery of this Agreement, the consummation of the Merger or any other transaction contemplated hereby or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person, (ii) materially increase or otherwise enhance any benefits otherwise payable by the Company or any Subsidiary, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary to any Person.

(k) Except as set forth on Schedule 2.13(k) of the Company Disclosure Schedule, each of the Company and each Subsidiary is in compliance in all material respects with all currently applicable Legal Requirements respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice. Each of the Company and each Subsidiary has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and each Subsidiary has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. Neither the Company nor any Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against the Company and/or any Subsidiary under any workers compensation plan or policy or for long term disability. Neither the Company nor any Subsidiary has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. Except as set forth on Schedule 2.13(k)-1 of the Company Disclosure Letter, there are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any Subsidiary and any of their respective employees, which controversies have or would reasonably be expected to result in a Legal Proceeding.

(l) Schedule 2.13(j) of the Company Disclosure Letter sets forth a true, correct and complete list as of the Agreement Date of all severance Contracts and employment Contracts to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary is bound. Neither the Company nor any of its Subsidiaries has any obligation to pay any amount or provide any benefit to any former employee or officer, other than obligations (i) for which the Company has established a reserve for such amount on the Company Balance Sheet and (ii) pursuant to Contracts entered into after the Company Balance Sheet Date and disclosed on Schedule 2.13(j) of the Company Disclosure Letter. Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or any Subsidiary and neither the Company nor any Subsidiary has any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any Subsidiary. Neither the Company nor any Subsidiary has knowledge of any activities or proceedings of any labor union or to organize their respective employees. There is no labor dispute, strike or work stoppage against the Company or any Subsidiary pending or, to the knowledge of the Company, threatened which may interfere with the respective business activities of the Company or any Subsidiary. Neither the Company nor any Subsidiary, nor to the knowledge of the Company and each Subsidiary, any of their respective representatives or employees, has committed any unfair labor practice in connection with the operation of the respective businesses of the Company or any Subsidiary, and there is no charge or complaint against the Company or any Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or to the knowledge of the Company, threatened. Except as set forth on Schedule 2.13(l)-1 of the Company Disclosure Letter, no employee of the Company or any Subsidiary has been dismissed in the last 12 month period.

(m) To the knowledge of the Company, no employee of the Company or any Subsidiary is in violation of any term of any employment agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Subsidiary because of the nature of the business conducted or presently proposed to be conducted by the Company or any such Subsidiary or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.13(m) of the Company Disclosure Letter, no employee of the Company or any Subsidiary has given notice to the Company or any Subsidiary, nor does the Company or any Subsidiary otherwise have knowledge, that any such employee intends to terminate his or her employment with the Company or any Subsidiary. The employment of each of the employees of the Company or any Subsidiary is “at will” (except for non-U.S. employees of the Company or any Subsidiary located in a jurisdiction that does not recognize the “at will” employment concept) and the Company and each Subsidiary does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees, except as set forth on Schedule 2.13(m) of the Company Disclosure Letter. As of the date hereof, the Company and each Subsidiary has not, and to the knowledge of the Company or any Subsidiary, no other Person has, (i) entered into any Contract that obligates or purports to obligate Acquiror to make an offer of employment to any present or former employee or consultant of the Company or any Subsidiary and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company or any Subsidiary of any terms or conditions of employment with Acquiror following the Effective Time.

(n) Each of the Company and each Subsidiary has provided to Acquiror a true, correct and complete list of the names, positions and rates of compensation of all officers, directors, and employees of the Company and each Subsidiary, showing each such person’s name, position, annual remuneration, status as exempt/non-exempt, bonuses and fringe benefits for the current fiscal year and the most recently completed fiscal year. Each of the Company and each Subsidiary has provided to Acquiror the additional following information for each of its international employees: city/country of employment, citizenship, date of hire, manager’s name and work location, date of birth, any material special circumstances (including pregnancy, disability or military service), and whether the employee was recruited from a previous employer.

(o) Each of the Company and each Subsidiary has provided to Acquiror a true, correct and complete list of all of its consultants, advisory board members and independent contractors and for each the initial date of the engagement and whether the engagement has been terminated by written notice by either party.

(p) Each of the Company and each Subsidiary has provided to Acquiror’s counsel correct and complete copies of each of the following: all forms of offer letters; all forms of employment agreements and severance agreements; all forms of services agreements and agreements with current and former consultants and/or advisory board members; all forms of confidentiality, non-competition or inventions agreements between current and former employees/consultants and the Company or any Subsidiary (and a true, correct and complete list of employees, consultants and/or others not subject thereto); the most current management organization chart(s); all agreements and/or insurance policies providing for the indemnification of any officers or directors of the Company or any Subsidiary; summary of Liability for termination payments to current and former directors, officers and employees of the Company or any Subsidiary; and a schedule of bonus commitments made to employees of the Company or any Subsidiary.

(q) There are no performance improvement or disciplinary actions contemplated or pending against any of the Company’s or any Subsidiary’s current employees.

(r) The Company and each Subsidiary is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar state or local law. In the past two years, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business; (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company; and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. The Company has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90 day period prior to the Agreement Date.

(s) The Company has delivered to Acquiror true and complete copies of all election statements under Section 83(b) of the Code that are in the Company’s possession or subject to its control with respect to any unvested securities or other property issued by the Company, any Subsidiary or any ERISA Affiliate to any of their respective employees, non-employee directors, consultants and other service providers.

2.14 Interested Party Transactions. Except as set forth on Schedule 2.14 of the Company Disclosure Letter, none of the officers and directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees or shareholders of the Company or any Subsidiary, nor any immediate family member of an officer, director, employee or shareholder of the Company or any Subsidiary, has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or any of its

Subsidiaries (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded). None of said officers, directors, employees or shareholders or any member of their immediate families, is a party to, or to the knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties may be bound or affected, except for normal compensation for services as an officer, director or employee thereof. To the knowledge of the Company, none of said officers, directors, employees, shareholders or immediate family members has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the business of the Company or any of its Subsidiaries, except for the rights of shareholders under applicable Legal Requirements.

2.15 Insurance. The Company maintains the policies of insurance and bonds set forth in Schedule 2.15 of the Company Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Schedule 2.15 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible and any other material provisions as of the Agreement Date as well all material claims made under such policies and bonds since January 1, 2009. Except as set forth on Schedule 2.15(a) of the Company Disclosure Letter, each of the Company and each Subsidiary has provided to Acquiror correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company or any Subsidiary. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company and each Subsidiary is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.16 Books and Records. The Company has provided to Acquiror or its counsel correct and complete copies of each document that has been requested by Acquiror or its counsel in connection with their legal and accounting review of the Company and/or any Subsidiary (other than any such document that does not exist or is not in the Company’s possession or subject to its control). Without limiting the foregoing, the Company has provided to Acquiror or its counsel complete and correct copies of (a) all documents identified on the Company Disclosure Letter, (b) the Articles of Incorporation and Bylaws or equivalent organizational or governing documents of the Company and each of its Subsidiaries, each as currently in effect, (c) the minute books containing records of all proceedings, consents, actions and meetings of the Board of Directors, committees of the Board of Directors and shareholders of the Company and each Subsidiary, (d) the stock ledger, journal and other records reflecting all stock issuances and transfers and all stock option and warrant grants and agreements of the Company and each of its Subsidiaries, and (e) all permits, orders and consents issued by any regulatory agency with respect to the Company and each of its Subsidiaries, or any securities of the Company and each of its Subsidiaries, and all applications for such permits, orders and consents. The minute books of the Company and each Subsidiary provided to Acquiror contain a complete and accurate summary of all meetings of directors and shareholders or actions by written consent since the time of incorporation of the Company and the respective Subsidiaries through the date of this Agreement. The books, records and accounts of the Company and its Subsidiaries (i) are true, correct and complete in all material respects, (ii) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (iii) are stated in reasonable detail and accurately and fairly reflect all of the transactions and dispositions of the assets and properties of the Company and such Subsidiaries, and (iv) accurately and fairly reflect the basis for the Financial Statements.

2.17 Material Contracts.

(a) Except for this Agreement and the Contracts specifically identified in Schedule 2.17 of the Company Disclosure Letter, neither the Company nor any Subsidiary is a party to or bound by any of the following Contracts (each a “Material Contract”):

(i) any distributor, original equipment manufacturer, reseller, value added reseller, sales, agency or manufacturer’s representative Contract pursuant to which any Person has a right to market, resell or distribute any Company Products (each a “Reseller Agreement”);

(ii) any continuing Contract for the purchase, sale or license of materials, supplies, equipment, services, software, Intellectual Property or other assets, other than Standard Inbound IP Agreements, Standard Outbound IP Agreements and Contracts listed in Schedule 2.17(a)(x) or (xi) of the Company Disclosure Letter;

(iii) any Contract that expires or may be renewed at the option of any Person other than the Company or any Subsidiary so as to expire more than one year after the date of this Agreement other than a Contract which is terminable for any reason by the Company or any Subsidiary within one year after the date of this Agreement and other than Standard Inbound IP Agreements, Standard Outbound IP Agreements and Contracts listed in Schedule 2.17(a)(x) or (xi) of the Company Disclosure Letter;

(iv) any mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging, forward, swap or other derivative arrangement, or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(v) any Contract providing for capital expenditures in excess of $25,000 in the aggregate;

(vi) any Contract limiting the freedom of the Company or any Subsidiary to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Intellectual Property, or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or any Contract otherwise limiting the right of the Company or any of its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts, subassemblies or services;

(vii) any Contract pursuant to which the Company or any Subsidiary is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving in excess of $25,000 per annum;

(viii) any Contract (A) with any of its officers, directors, employees or shareholders or any member of their immediate families or (B) with any Person with whom the Company or any Subsidiary does not deal at arm’s length;

(ix) any Contract of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person other than Intellectual Property Rights and other indemnities granted by the Company or any Subsidiary under Standard Inbound IP Agreements, Standard Outbound IP Agreements and Contracts listed in Schedule 2.17(a)(x) or (xi) of the Company Disclosure Letter;

(x) other than Standard Outbound IP Agreements, all licenses, sublicenses and other Contracts pursuant to which any Person is granted any rights to Company Intellectual Property or pursuant to which the Company or any Subsidiary has agreed to any restriction on the right of the Company or any Subsidiary to use or enforce any Company-Owned Intellectual Property Rights or pursuant to which the Company or any Subsidiary agrees to encumber, transfer or sell rights in or with respect to any Company-Owned Intellectual Property;

(xi) other than Standard Inbound IP Agreements, all licenses, sublicenses and other Contracts pursuant to which the Company or any Subsidiary acquired or is granted any rights to Third Party Intellectual Property or pursuant to which the Company or any Subsidiary is granted the right to market, resell or distribute any products, technology or services of any Person;

(xii) any Contract providing for the development of any software, content, technology or Intellectual Property, independently or jointly, by or for the Company or any Subsidiary, other than employee invention assignment agreements and consulting agreements with Authors on the Company’s standard form of agreement, copies of which have been provided to Acquiror’s counsel;

(xiii) any Contract to license or authorize any third party to manufacture or reproduce any Company Products or Company Intellectual Property, other than rights granted to customers of the Company or any Subsidiary to install or make a reasonable number of backup copies of Company Products to support their licensed use of Company Products;

(xiv) any Contract with a Significant Customer or a Significant Supplier;

(xv) any Contracts relating to the membership of, or participation by, the Company or any Subsidiary in, or the affiliation of the Company or any Subsidiary with, any industry standards group or association;

(xvi) (A) any joint venture Contract, (B) other than Reseller Agreements, any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons or (C) any Contract that involves the payment of royalties to any other Person in excess of $25,000 per annum;

(xvii) any Company Product warranty, other than standard warranties of Company or any Subsidiary included in the packaging of Company Products and warranties granted under Standard Outbound IP Agreements and Contracts listed in Schedule 2.17(a)(x) of the Company Disclosure Letter agreement;

(xviii) any Contract for the employment of any director, officer, employee or consultant of the Company or any other type of Contract with any officer, employee or consultant of the Company or any Subsidiary that is not immediately terminable by the Company or such Subsidiary without cost or Liability, including any Contract requiring it to make a payment to any director, officer, employee or consultant on account of the Merger, any transaction contemplated by this Agreement, or any subsequent condition or event, or on account of any Contract that is entered into in connection with this Agreement;

(xix) any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Stock or any other securities of the Company or any of its Subsidiaries or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase rights disclosed on Schedule 2.2(a)-2 of the Company Disclosure Letter;

(xx) any Contract under which the Company or any Subsidiary provides any advice or services, consulting, professional services, software implementation, deployment or development services, or support services to any third party (including, for each such contract, a description of the percentage of completion and expected additional hours, resources and costs necessary to complete such services),other than technical support services for Company Products under Standard Outbound IP Agreements and Contracts listed in Schedule 2.17(a)(x) of the Company Disclosure Letter;

(xxi) any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;

(xxii) any Contract with any investment banker, broker, advisor or similar party, or any accountant, legal counsel or other Person retained by the Company, in connection with this Agreement and the transactions contemplated hereby;

(xxiii) any Contract pursuant to which the Company or any Subsidiary has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any contract pursuant to which it has any material ownership interest in any other Person (other than its subsidiaries);

(xxiv) any Contract with any Governmental Entity, any Company Authorization, or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”);

(xxv) any confidentiality, secrecy or non-disclosure Contract other than any Standard NDA entered into by the Company or a Subsidiary in the ordinary course of business consistent with past practice;

(xxvi) any settlement agreement;

(xxvii) any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Merger or other transactions contemplated hereunder, either alone or in combination with any other event;

(xxviii) any other Contract not listed in clauses (i) through (xxvii) that were not entered into in the ordinary course of business; or

(xxix) any other Contract or obligation not listed in clauses (i) through (xxviii) that individually had or has a value or payment obligation in excess of $25,000 over the life of the Contract or is otherwise material to the Company or its Subsidiaries or their respective businesses, operations, financial condition, properties or assets.

(b) All Material Contracts are in written form. The Company or the applicable Subsidiary has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. Except as set forth on Schedule 2.17(b) of the Company Disclosure Letter, there exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any Subsidiary or to the Company’s and each Subsidiary’s knowledge, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company or any of its Subsidiaries under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. Neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. Neither the Company nor any of its Subsidiaries has any Liability for renegotiation of government Contracts. Correct and complete copies of all Material Contracts have been provided to Acquiror prior to the Agreement Date.

(c) Neither the Company nor any Subsidiary has any obligation to supply Company Products to any Person under an expired or terminated Contract and all Contracts pursuant to which any Person has the right to purchase, license, market, distribute or resell any Company Product can be terminated or not renewed by the Company or a Subsidiary in accordance with their terms, without any liability to the Company or its Subsidiaries, including but not limited to any liability for termination damages.

(d) With respect to any Government Contract:

(i) The Company has not had any determination of noncompliance, has not entered into any consent order, and has not undertaken any internal investigation relating directly or indirectly to any Government Contract;

(ii) The Company or the applicable Subsidiary has complied in all material respects with all legal requirements with respect to all Government Contracts and all documents submitted in response to the issuance of a request for proposal, invitation for bid, request for quote, or similar document by a government agency, government prime contractor, or higher-tier government subcontractor (“Government Bids”);

(iii) Neither the Company nor a Subsidiary has, in obtaining or performing any Government Contract, violated any material aspect or provision of any of the following: (i) the Truth in Negotiations Act of 1962, as amended; (ii) the Contract Disputes Act of 1978; (iii) the Office of Federal Procurement Policy Act; (iv) the Federal Acquisition Regulation (the “FAR”) or any applicable agency supplement thereto; (v) the False Claims Act; (vi) the False Statements Act; (vii) the Procurement Integrity Act; (viii) the Buy American Act; (ix) the Trade Agreements Act; (x) equal employment opportunities and affirmative action requirements; and (xi) any other applicable procurement law or regulation;

(iv) All facts set forth in or acknowledged by the Company or a Subsidiary in any certification, representation, or disclosure statement submitted by the Company with respect to any Government Contract or Government Bid were current, accurate, and complete as of the date of submission;

(v) Neither the Company nor any Subsidiary nor any of their employees has been debarred or suspended from doing business with any governmental agency, and, to the knowledge of the Company, no circumstances exist that would warrant the institution of debarment or suspension proceedings against the Company or any Subsidiary or any employee of the Company or any Subsidiary;

(vi) No negative determinations of responsibility have been issued against the Company in connection with any Government Contract or Government Bid;

(vii) No governmental agency, and no prime contractor or higher-tier subcontractor of any governmental agency, has withheld or set off, or threatened to withhold or set off, any amount due to the Company or a Subsidiary under any Government Contract;

(viii) To the knowledge of the Company, there are not and have not been any irregularities, misstatements, or omissions relating to any Government Contract or Government Bid that have led to or could reasonably be expected to lead to (i) any administrative, civil, criminal, or other investigation, Legal Proceeding, or indictment involving the Company, any Subsidiary or any of their employees, (ii) the recoupment of any payments previously made to the Company or a Subsidiary, (iii) a finding or claim of fraud, defective pricing, mischarging, or improper payments on the part of the Company or a Subsidiary, or (iv) the assessment of any penalties or damages of any kind against the Company or a Subsidiary;

(ix) There is not and has not been any (i) material outstanding claim against the Company or a Subsidiary by, or dispute involving the Company or a Subsidiary with, any prime contractor, subcontractor, or vendor arising under or relating to the award or performance of any Government Contract, (ii) fact known by the Company upon which any such claim could reasonably be expected to be based or which may give rise to any such dispute, or (iii) final decision of any governmental agency against the Company or a Subsidiary;

(x) Neither the Company nor any Subsidiary is undergoing or has undergone any audit, and the Company has no knowledge of any basis for any impending audit, arising under or relating to any Government Contract, except for routine audits conducted during the ordinary course of business;

(xi) Except as set forth on Schedule 2.17(d)(xi) of the Company Disclosure Letter, neither the Company nor any Subsidiary has entered into any financing arrangement or assignment of proceeds with respect to the performance of any Government Contract;

(xii) No payment has been made by the Company or a Subsidiary to any person other than to any bona fide employee or agent (as defined in subpart 3.4 of the FAR) that is or was contingent upon the award of any Government Contract or that would otherwise be in violation of any applicable procurement law or regulation or any other Legal Requirement;

(xiii) The Company’s and its Subsidiaries’ internal systems for cost tracking and time charging are adequate for purposes of complying with the Company’s obligations under their Government Contracts and have not been determined by any governmental agency or prime contractor not to be in compliance with any Legal Requirement;

(xiv) The Company and its Subsidiaries have sold only “commercial items” under Government Contracts, as that term is defined by the FAR. The Company and its Subsidiaries have sold only “commercial computer software” and related “commercial item” services under Government Contracts and have taken adequate steps to ensure that they have granted only those license rights in the computer software customarily available to purchasers of such licenses, in accordance with “commercial item” or “commercial computer software” authorizations in federal procurement statutes and regulations, such as FAR Part 12 (Acquisition of Commercial Items) and Defense FAR Supplement Subpart 227.7202 (Commercial computer software and commercial computer software documentation);

(xv) Neither Company nor any Subsidiary has made any disclosure to any governmental agency pursuant to any voluntary disclosure agreement;

(xvi) Neither the Company nor any Subsidiary is now or has ever before held a classified Government Contract. The Company and its Subsidiaries and their employees have complied in all material respects with all applicable laws, regulations, and other requirements relating to classified information and security clearances, including those set forth in the National Industrial Security Program Operating Manual.

2.18 Export Control Laws. The Company and each Subsidiary has conducted its export transactions in accordance in all respects with applicable provisions of United States export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations. Without limiting the foregoing:

(a) the Company and each Subsidiary has obtained all export licenses and other approvals required for its exports of products, software and technologies from the United States;

(b) the Company and each Subsidiary is in compliance with the terms of all applicable export licenses or other approvals;

(c) there are no pending or, to the knowledge of the Company, threatened claims against the Company or any Subsidiary with respect to such export licenses or other approvals;

(d) there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary’s export transactions that would reasonably be expected to give rise to any future claims; and

(e) no consents or approvals for the transfer of export licenses to Acquiror are required, except for such consents and approvals that can be obtained expeditiously without material cost.

2.19 Customers and Suppliers.

(a) Neither the Company nor any Subsidiary has any outstanding material disputes concerning its products and/or services with any customer or distributor who, in the year ended December 31, 2011 or the nine (9) months ended September 30, 2012, was one of the 25 largest sources of revenues for the Company and its Subsidiaries, based on amounts paid or payable (each, a “Significant Customer”), and the Company has no knowledge of any material dissatisfaction on the part of any Significant Customer. Each Significant Customer is listed on Schedule 2.19(a) of the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries has received any information from any Significant Customer that such customer shall not continue as a customer of the Company or such Subsidiary (or the Surviving Corporation or Acquiror) after the Closing or that such customer intends to terminate or materially modify existing Contracts with the Company or such Subsidiary (or the Surviving Corporation or Acquiror). The Company has not had any of its products returned by a purchaser thereof except for normal warranty returns consistent with past history and those returns that would not result in a reversal of any revenue by the Company.

(b) Neither the Company nor any Subsidiary has any outstanding material dispute concerning products and/or services provided by any supplier who, in the year ended December 31, 2011 or the nine (9) months ended September 30, 2012, was one of the 25 largest suppliers of products and/or services to the Company and its Subsidiaries, based on amounts paid or payable (each, a “Significant Supplier”), and the Company has no knowledge of any material dissatisfaction on the part of any Significant Supplier. Each Significant Supplier is listed on Schedule 2.19(b) of the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries has received any information from any Significant Supplier that such supplier shall not continue as a supplier to the Company or such Subsidiary (or the Surviving Corporation or Acquiror) after the Closing or that such supplier intends to terminate or materially modify existing Contracts with the Company or such Subsidiary (or the Surviving Corporation or Acquiror). The Company and its Subsidiaries have access, on commercially reasonable terms, to all products and services reasonably necessary to carry on their respective businesses, and the Company has no knowledge of any reason why they will not continue to have such access on commercially reasonable terms.

2.20 Accounts Receivable and Payable.

(a) The accounts receivable shown on the Company Balance Sheet arose in the ordinary course of business, consistent with past practices, represented bona fide claims against debtors for sales and other charges, and have been collected or are collectible in the book amounts thereof, less an amount not in excess of the allowance for doubtful accounts provided for in the Company Balance Sheet. Allowances for doubtful accounts and warranty returns have been prepared in accordance with GAAP consistently applied and in accordance with the Company’s and its Subsidiaries’ past practices and are sufficient to provide for any losses which may be sustained on realization of the receivables. The accounts receivable of the Company and its Subsidiaries arising after the Company Balance Sheet Date and before the Closing Date arose or shall arise in the ordinary course of business, consistent with past practices, represented or shall represent bona fide claims against debtors for sales and other charges, and have been collected or are collectible in the book amounts thereof, less allowances for doubtful accounts and warranty returns determined in accordance with GAAP consistently applied and the Company’s and the Subsidiaries’ past practices which are or shall be sufficient to provide for any losses which may be sustained on realization of the receivables. None of the accounts receivable of the Company and its Subsidiaries is subject to any claim of offset, recoupment, setoff or counter-claim, and the Company has no knowledge of any specific facts or circumstances (whether asserted or unasserted) that could give rise to any such claim. None of the accounts receivable of the Company and its Subsidiaries is contingent upon the performance by the Company or any Subsidiary of any obligation or Contract and no agreement for deduction or discount has been made with respect to any of such accounts receivable. Schedule 2.20(a) of the Company Disclosure Letter sets forth an accurate aging of the Company’s and its Subsidiaries’ accounts receivable in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns. Schedule 2.20(a) of the Company Disclosure Letter sets forth such amounts of accounts receivable of the Company and its Subsidiaries which are subject to asserted warranty claims by customers and reasonably detailed information regarding asserted warranty claims made within the last year, including the type and amounts of such claims.

(b) Except as set forth on Schedule 2.20(b) of the Company Disclosure Schedule, all accounts payable and notes payable of the Company and its Subsidiaries arose in the ordinary course of business, consistent with past practices in bona fide arms’ length transactions and no such account payable or note payable is delinquent by more than sixty (60) days in its payment. Since December 31, 2007, the Company has paid its accounts payable in the ordinary course of its business and in a manner which is consistent with its past practices.

2.21 Inventory. The inventories shown on the Company Balance Sheet (net of any reserve on the Company Balance Sheet) or thereafter acquired by the Company or any Subsidiary, consisted of items of a quantity and quality usable or salable in the ordinary course of business. Since the Company Balance Sheet Date, the Company and each Subsidiary has continued to replenish inventories in a normal and customary manner consistent with past practices. Neither the Company nor any Subsidiary has received written, or to the knowledge of the Company, oral notice that it will experience in the foreseeable future any difficulty in obtaining, in the desired quantity and quality and at a reasonable price and upon reasonable terms and conditions, the raw materials, supplies or component products required for the manufacture, assembly or production of its products. The values at which inventories are carried reflect the inventory valuation policy of the Company, which is in accordance with GAAP. Since the Company Balance Sheet Date, due provision was made on the books of the Company and its Subsidiaries in the ordinary course of business to provide for all slow-moving, internally used, excess spare parts, obsolete, or unusable inventories to their estimated useful or scrap values and such inventory reserves are adequate to provide for such slow-moving, internally used, excess spare parts, obsolete or unusable inventory and inventory shrinkage. As of the date hereof, neither the Company nor any Subsidiary has any commitments to purchase inventory, other than in the ordinary course of business.

2.22 Transaction Fees. Except for the fees and expenses payable by the Company to (i) Houlihan Lokey in accordance with that certain letter agreement dated April 17, 2012 and (ii) Thomas Weisel Partners LLC in accordance with that certain engagement letter dated as of June 26, 2008, in the amounts set forth in Schedule 2.22 of the Company Disclosure Letter, neither the Company nor any Affiliate of the Company is obligated for the payment of any fees or expenses of any investment banker, broker, advisor, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement. Set forth in Schedule 2.22 to the Company Disclosure Letter is the Company’s good faith estimate of all Transaction Expenses (including Transaction Expenses reasonably anticipated to be incurred in the future).

2.23 Foreign Corrupt Practices Act. None of the Company or any of its Subsidiaries or any predecessor, or to the knowledge of the Company, any employee, Company Representative or other Person associated with or acting on behalf of the Company or any of its Subsidiaries or any predecessor has, directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds, violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or made any bribe, rebate, payoff, influence, payment, kickback or other similar unlawful payment.

2.24 Representations Complete. None of the representations or warranties made by the Company herein or in any exhibit or schedule hereto, including the Company Disclosure Letter, or in any certificate furnished by the Company pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND SUB

Acquiror represents and warrants to the Company as follows:

3.1 Organization and Standing. Each of Acquiror and Sub is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of organization. Neither Acquiror nor Sub is in violation of any of the provisions of its Articles of Incorporation or Bylaws.

3.2 Authority; Noncontravention.

(a) Each of Acquiror and Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and Sub. This Agreement has been duly executed and delivered by each of Acquiror and Sub and constitutes the valid and binding obligation of Acquiror and Sub enforceable against Acquiror and Sub, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution and delivery of this Agreement by Acquiror and Sub do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the Articles of Incorporation, as applicable, or Bylaws or other equivalent organizational or governing documents of Acquiror and Sub, in each case as amended to date, or (ii) any applicable Legal Requirement, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquiror’s or Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Acquiror or Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Articles of Merger, as provided in Section 1.4, and (ii) such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to Acquiror’s or Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

3.3 Financing. Acquiror has, or has available to it, sufficient funds to consummate the transactions contemplated by this Agreement.

3.4 No Prior Sub Operations. Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business of the Company and Subsidiaries. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time:

(a) the Company shall, and shall cause each Subsidiary to, conduct its business solely in the usual, regular and ordinary course in substantially the same manner as heretofore conducted (except to the extent expressly provided otherwise in this Agreement or as consented to in writing by Acquiror) and in compliance with all applicable Legal Requirements;

(b) the Company shall, and shall cause each Subsidiary to, (A) pay all of its debts and Taxes when due, subject to good faith disputes over such debts or Taxes, (B) pay or perform its other obligations when due and in accordance with the Company’s past practices, (C) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practices, (D) sell Company Products consistent with past practices as to license, service and maintenance terms, incentive programs, and in accordance with GAAP requirements as to revenue recognition and (E) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, maintain its assets in good repair and condition (subject to customary wear and tear), keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing;

(c) the Company shall promptly notify Acquiror of any change, occurrence or event which, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to the Company and its Subsidiaries taken together or cause any of the conditions to closing set forth in Article VI not to be satisfied;

(d) the Company shall, and shall cause each Subsidiary to, assure that each of its Contracts (other than with Acquiror) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger, and shall give reasonable advance notice to Acquiror prior to allowing any Material Contract or right thereunder to lapse or terminate by its terms; and

(e) the Company shall, and shall cause each Subsidiary to, maintain each of its leased premises in accordance with the terms of the applicable lease and in accordance with the Company’s past practices.

4.2 Restrictions on Conduct of Business of the Company and Subsidiaries. Without limiting the generality or effect of the provisions of Section 4.1, except as set forth on Schedule 4.2, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not, and shall cause each Subsidiary not to, do, cause or permit any of the following (except to the extent expressly provided otherwise in this Agreement or as consented to in writing by Acquiror):

(a) Charter Documents. Cause or permit any amendments to its Articles of Incorporation or Bylaws or equivalent organizational or governing documents;

(b) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

(c) Material Contracts. Enter into any Contract that would constitute a Material Contract, other material Contract or a Contract requiring a novation or consent in connection with the Merger, or violate, terminate, amend, or otherwise modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts; provided, however, that this provision shall not require the Company to seek or obtain Acquiror’s consent in order to set or change the prices at which the Company sells products or provides services to current customers, in the ordinary course of business;

(d) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any Company Voting Debt or any shares of Company Capital Stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities, other than: (i) the issuance of shares of Company Capital Stock pursuant to the exercise of Company Options that are outstanding as of the Agreement Date; (ii) the issuance of Company Common Stock upon conversion of Company Series A Stock outstanding on the Agreement Date, and (iii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(e) Employees; Consultants; Independent Contractors. (i) Hire any additional officers or other employees, or any consultants or independent contractors, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any management, supervisory or other key personnel of the Company or any Subsidiary, (iii) enter into, amend or extend the term of any employment or consulting agreement with any officer, employee, consultant or independent contractor, or (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by applicable Legal Requirements);

(f) Loans and Investments. Make any loans or advances (other than routine expense advances to employees of the Company or any Subsidiary consistent with past practice) to, or any investments in or capital contributions to, any Person (other than ordinary course funding to its existing Subsidiaries in order to fund operations in amounts consistent with past practice), or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

(g) Intellectual Property. Transfer or license from any Person any rights to any Intellectual Property, or transfer or license to any Person any rights to any Company IP Rights (other than under Standard Inbound IP Agreements or Standard Outbound IP Agreements), or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to Company Source Code to current employees and consultants of the Company or its Subsidiaries involved in the development of the Company Products on a need to know basis, consistent with past practices);

(h) Patents. Take any action regarding a patent, patent application or other Intellectual Property right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business;

(i) Exclusive Rights and Most Favored Party Provisions. Enter into or amend any agreement pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of its products, technology, Intellectual Property or business, or containing any non-competition covenants or other restrictions relating to its or Acquiror’s business activities;

(j) Dispositions. Sell, lease, license or otherwise dispose of any of its properties or assets, other than sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with its past practice, or enter into any Contract with respect to the foregoing;

(k) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness;

(l) Leases. Enter into any operating lease requiring an annual payment in excess of $10,000 or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(m) Payment of Obligations. Pay, discharge or satisfy (i) any Liability to any Person who is an officer, director or shareholder of the Company (other than compensation due for services as an officer or director), (ii) any amount in excess of $5,000 in any one case or $25,000 in the aggregate, or (iii) any claim or Liability arising otherwise than in the ordinary course of business, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Transaction Expenses, or defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;

(n) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $10,000 individually or $100,000 in the aggregate;

(o) Insurance. Materially change the amount of any insurance coverage;

(p) Termination or Waiver. Cancel, release or waive any claims or rights held by it;

(q) Employee Benefit Plans; Pay Increases. Adopt or amend any employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, applicable Legal Requirements or as necessary to maintain the qualified status of such plan under the Code, materially amend any deferred compensation plan within the meaning of Section 409A of the Code and Internal Revenue Service Notice 2005-1 except to the extent necessary to meet the requirements of such Section or Notice, pay any special bonus or special remuneration to any employee or non-employee director or consultant or increase the salaries, wage rates or fees of its employees or consultants (other than the Bonus Award Letters in Lieu of Options issued pursuant to this Agreement, or pursuant to preexisting plans, policies or Contracts which have been disclosed to Acquiror and are set forth on Schedule 4.2(q));

(r) Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration made pursuant to preexisting plans, policies or Contracts which have been disclosed to Acquiror and are set forth on Schedule 4.2(r));

(s) Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that it consults with Acquiror prior to the filing of such a suit), or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;

(t) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its Subsidiaries’ business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(u) Taxes. Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any federal, state, or foreign income Tax Return or any other material Tax Return, file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or enter into intercompany transactions giving rise to deferred gain or loss of any kind, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption or other action would have the effect of increasing the Tax liability of the Company for any period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date;

(v) Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquiror;

(w) Real Property. Enter into any agreement for the purchase, sale or lease of any real property;

(x) Encumbrances. Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;

(y) Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers;

(z) Interested Party Transactions. Enter into any Contract in which any officer, director, employee, agent or shareholder of the Company (or any member of their immediate families) has an interest under circumstances that, if entered immediately prior to the Agreement Date, would require that such Contract be listed on Schedule 2.17 of the Company Disclosure Letter; and

(aa) Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (z) in this Section 4.2, or any action which would reasonably be expected to make any of the Company’s representations or warranties contained in this Agreement untrue or incorrect (such that the condition set forth in the first sentence of Section 6.3(a) would not be satisfied) or prevent the Company from performing or cause the Company not to perform one or more covenants required hereunder to be performed by the Company (such that the condition set forth in the second sentence of Section 6.3(a) would not be satisfied).

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Shareholder Approval and Board Recommendation.

(a) The Company shall take all action necessary in accordance with this Agreement, California Law, its Articles of Incorporation and its Bylaws to secure the Company Shareholder Approval. The Company’s obligation to secure the Company Shareholder Approval in accordance with this Section 5.1(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or in the event that the Company Board withholds, withdraws, amends or modifies its recommendation to the Company Shareholders in favor of the Company Shareholder Approval. The Company shall exercise commercially reasonable efforts to obtain an executed Company Shareholder Consent from each Company Shareholder not listed in Exhibit B-1. Promptly upon receipt of the executed Company Shareholder Consent from sufficient Company Shareholders to secure the Company Shareholder Approval, the Company shall deliver copies thereof to Acquiror.

(b) (i) The Company’s Board of Directors shall unanimously recommend that the Company’s shareholders vote in favor of the approval of the Merger and adoption of this Agreement pursuant to the Company Shareholder Consent; (ii) the disclosure documents distributed to the Company’s shareholders in connection with this transaction as described in Section 5.1(c) shall include a statement to the effect that the Company’s Board of Directors has unanimously recommended that the Company’s shareholders vote in favor of the approval of the Merger and adoption of this Agreement pursuant to the Company Shareholder Consent; and (iii) neither the Company’s Board of Directors nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquiror, the unanimous recommendation of the Company’s Board of Directors that the Company Shareholders vote in favor of the approval of the Merger and adoption of this Agreement.

5.2 No Solicitation.

(a) From and after the date of this Agreement until the Closing or termination of this Agreement pursuant to Article VII, neither the Company nor any of its Subsidiaries will, nor will any of them authorize or permit any of their respective officers, directors, affiliates, shareholders or employees or any investment banker, attorney or other advisor or representative retained by any of them (all of the foregoing collectively being the “Company Representatives”) to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, knowingly facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as hereinafter defined), (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any securityholders of the Company or any Subsidiary or (vi) enter into any other transaction or series of transactions not in the ordinary course of the Company’s business, the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger. Each of the Company and its Subsidiaries will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal. If any Company Representative, whether in his or her capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.2 not to authorize or permit such Company Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.

“Acquisition Proposal” shall mean, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquiror), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (A) any acquisition or purchase from the Company or any of its Subsidiaries, or from the shareholders of the Company, by any Person or Group (as hereinafter defined) of more than a 10% interest in the total outstanding voting securities of the Company or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any of its Subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries; (B) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of more than 10% of the assets of the Company and its Subsidiaries in any single transaction or series of related transactions; (C) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company or any of its Subsidiaries, or any extraordinary dividend, whether of cash or other property; or (D) any other transaction outside of the ordinary course of the Company’s business the consummation of which would reasonably be expected to materially impede, interfere with, prevent or delay the Merger.

“Group” shall have the definition ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

(b) The Company shall immediately (but in any event, within 24 hours) notify Acquiror orally and in writing after receipt by the Company and/or any Subsidiary (or, to the knowledge of the Company, by any of the Company Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal, or (iv) any request for nonpublic information relating to the Company or any Subsidiary or for access to any of the properties, books or records of the Company or any Subsidiary by any Person or Persons other than Acquiror. Such notice shall describe (1) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request, and (2) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Acquiror fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquiror a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Acquiror with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board of Directors of the Company) of any meeting of the Board of Directors of the Company at which the Board of Directors of the Company is reasonably expected to discuss any Acquisition Proposal.

5.3 Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Acquiror and the Company have previously executed a confidentiality agreement dated September 14, 2012 (the “Confidentiality Agreement”) which shall continue in full force and effect in accordance with its terms. The Shareholders’ Agent hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Shareholders’ Agent were a party thereto. With respect to the Shareholders’ Agent, as used in the Confidentiality Agreement the term “Information” shall include information relating to the Merger or this Agreement received by the Shareholders’ Agent after the Closing or relating to the period after the Closing.

(b) The Company shall not, and the Company shall cause each Subsidiary and each Company Representative not to, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the transactions contemplated hereby or use Acquiror’s name or refer to Acquiror directly or indirectly in connection with Acquiror’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquiror, unless required by law (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Acquiror prior to any such disclosure) and except as reasonably necessary for the Company to obtain the consents and approvals of Company Shareholders and other third parties contemplated by this Agreement. Notwithstanding anything herein or in the Confidentiality Agreement, Acquiror may issue such press releases or make such other public statements regarding this Agreement or the transactions contemplated hereby as Acquiror may, in its sole discretion, determine.

5.4 Regulatory Approvals.

(a) The Company shall use commercially reasonable efforts to obtain, and to cooperate with Acquiror to promptly obtain, all such authorizations, approvals and consents and shall pay any associated filing fees payable by the Company with respect to such authorizations, approvals and consents. The Company shall promptly inform Acquiror of any material communication between the Company and any Governmental Entity regarding any of the transactions contemplated hereby. If the Company or any affiliate of the Company receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the transactions contemplated hereby, then the Company shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. The Company shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of the Acquiror.

(b) Acquiror shall use commercially reasonable efforts to obtain all such authorizations, approvals and consents and shall pay any associated filing fees payable by Acquiror with respect to such authorizations, approvals and consents. Acquiror shall promptly inform the Company of any material communication between Acquiror and any Governmental Entity regarding any of the transactions contemplated hereby. If Acquiror or any affiliate of Acquiror receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the transactions contemplated hereby, then Acquiror shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. Acquiror shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of the Company.

(c) Notwithstanding anything in this Agreement to the contrary, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”), it is expressly understood and agreed that: (i) Acquiror shall not have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (ii) Acquiror shall be under no obligation to make proposals, execute or carry out agreements or submit to orders providing for (1) the sale, license, transfer or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Acquiror or any of its affiliates or the Company or its Subsidiaries, (2) the discontinuation of any product or service of Acquiror or any of its Affiliates or the Company or any of its Subsidiaries, (3) the licensing or provision of any technology, software or other Intellectual Property of Acquiror or any of its Affiliates or the Company or any of its Subsidiaries to any Person, (4) the imposition of any limitation or regulation on the ability of Acquiror or any of its Affiliates to freely conduct their business or own their respective assets, or (5) the holding separate of the shares of Company Capital Stock or any limitation or regulation on the ability of Acquiror or any of its Affiliates to exercise full rights of ownership of the shares of Company Capital Stock (any of the foregoing, an “Antitrust Restraint”). Nothing in this Section 5.4 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(b) if such party has, until such date, complied in all material respects with its obligations under this Section 5.4.

5.5 Reasonable Efforts. Subject to the limitations set forth in Section 5.4, each of the parties hereto agrees to use its commercially reasonable efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including the satisfaction of the respective conditions set forth in Article VI, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other transactions contemplated hereby.

5.6 Third Party Consents; Notices.

(a) The Company shall use commercially recoverable efforts to obtain prior to the Closing, and deliver to Acquiror at or prior to the Closing, all consents, waivers and approvals under each Contract identified on Exhibit G.

(b) The Company shall give all notices and other information required to be given to the employees of the Company or any Subsidiary, any collective bargaining unit representing any group of employees of the Company or any Subsidiary, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other applicable Legal Requirements in connection with the transactions contemplated by this Agreement.

5.7 Litigation.

(a) The Company shall (i) keep Acquiror reasonably apprised of the status of the litigation matter with Acceleron, LLC and any other matter set forth on Schedule 2.6 to the Disclosure Letter (collectively, the “Existing Litigation”), including notifying Acquiror of ongoing developments in any Existing Litigation, (ii) consult in good faith with Acquiror regarding the conduct of the defense of any Existing Litigation and (iii) not settle or resolve any such Existing Litigation without Acquiror’s prior written consent, which consent will not be unreasonably delayed or withheld.

(b) The Company will (i) notify Acquiror in writing promptly after learning of any Legal Proceeding initiated by or against it or any of its Subsidiaries, or known by the Company to be threatened against the Company, any of its Subsidiaries or any of their respective directors, officers, employees or shareholders in their capacity as such (a “New Litigation Claim”), (ii) notify Acquiror of ongoing developments in any New Litigation Claim and (iii) consult in good faith with Acquiror regarding the conduct of the defense of any New Litigation Claim.

5.8 Access to Information.

(a) During the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Closing, (i) the Company shall afford Acquiror and its accountants, counsel and other representatives, reasonable access during business hours to (A) all of the Company’s and each of its Subsidiaries’ properties, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company or any of its Subsidiaries as Acquiror may reasonably request, and (ii) the Company shall provide to Acquiror and its accountants, counsel and other representatives correct and complete copies of the Company’s and each of its Subsidiaries’ (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and work papers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company or any Subsidiary has been a party, and (D) receipts for any Taxes paid to foreign Tax Authorities.

(b) Subject to compliance with applicable Legal Requirements, from the date hereof until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as requested by Acquiror with one or more representatives of Acquiror to discuss any material changes or developments in the operational matters of the Company and each of its Subsidiaries and the general status of the ongoing operations of the Company and each of its Subsidiaries.

(c) No information or knowledge obtained by Acquiror during the pendency of the transactions contemplated by this Agreement in any investigation pursuant to this Section 5.8 shall affect or be deemed to modify any representation, warranty, covenant, condition or obligation under this Agreement.

5.9 Spreadsheet. The Company shall prepare and deliver to Acquiror, at or prior to the Closing, a spreadsheet (the “Spreadsheet”) reasonably acceptable to Acquiror and the Exchange Agent, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of the Closing Date and immediately prior to the Effective Time: (a) the names of all the Company Shareholders and Company Optionholders and their respective addresses and where available, taxpayer identification numbers; (b) the number and kind of shares of Company Capital Stock held by, or subject to the Company Options held by, such Persons and, in the case of outstanding shares, the respective certificate numbers; (c) the vesting status and schedule with respect to Company Options; (d) the Tax status of each Company Option under Section 422 of the Code; (e) the exercise price of each Company Option; (f) the calculation of the Aggregate Exercise Price, Common Cash Amount Per Share, Common Closing Amount Per Share, Common Escrow Amount Per Share, Fully-Diluted Company Stock, Fully-Diluted Company Series A Stock, Merger Consideration, Series A Cash Amount Per Share, Series A Closing Amount Per Share, Series A Escrow Amount Per Share, Total Participating Consideration, Total Series A Liquidation Preference; the total amount of Taxes to be withheld from the Merger Consideration that each Company Securityholder immediately prior to the Effective Time is entitled to receive pursuant to Section 1.15; (g) the Effective Time Holder’s Pro Rata Share and the interest in dollar terms of each Effective Time Holder in the Escrow Cash and (h) the Promised Option Payment Pool (as defined below), including the name of each Promised Optionee and their respective addresses and taxpayer identification numbers and the total amount of Taxes to be withheld from such payments.

5.10 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including Transaction Expenses) shall be paid by the party incurring such expense; provided, however, that if the Merger is consummated, Acquiror shall pay all Transaction Expenses; provided, further, that all Transaction Expenses shall be taken into account (subtracted) in the calculation of the Merger Consideration according to the definition of such term.

5.11 Employees and Contractors. The Company shall cooperate and work with Acquiror to help Acquiror identify employees of the Company and its Subsidiaries to whom Acquiror may elect to offer continued employment with the Surviving Corporation, such Subsidiaries or Acquiror. With respect to any employee of the Company or its Subsidiaries who receives an offer of employment from Acquiror or the Surviving Corporation, the Company shall assist Acquiror with its efforts to enter into an Offer Letter and an employee invention assignment and confidentiality agreement with such employee as soon as practicable after the date hereof and in any event prior to the Closing Date. Notwithstanding any of the foregoing, neither Acquiror nor Sub (including the Surviving Corporation) shall have any obligation to make an offer of employment to any employee of the Company. The Company shall use commercially reasonable efforts to retain the Specified Contractor. With respect to matters described in this Section 5.11, the Company will consult with Acquiror (and will consider in good faith the advice of Acquiror) prior to sending any notices or other communication materials to its employees. Unless otherwise agreed in writing by Acquiror, the Company shall cause the relationships of each of the Persons listed on Schedule 2.2(b)-2 of the Company Disclosure Letter with the Company and each Subsidiary who are not Specified Contractors to be terminated at or prior to the Closing.

5.12 Promised Option Bonuses. Prior to Closing, the Company shall use its commercially reasonable efforts to enter into an agreement (the “Bonus Award Letter in Lieu of Options”) with each of the individuals listed on Schedule 5.12 of this Agreement hereto (each, a “Promised Optionee”) who were promised stock option grants from the Company, but were not granted such stock options. The Bonus Award Letter in Lieu of Options will be subject to Acquiror’s approval. The Bonus Award Letter in Lieu of Options will provide for (i) a general release in favor of the Acquiror and the Surviving Corporation and (ii) an aggregate payment to all Promised Optionees as set forth in the Spreadsheet (the “Promised Option Payment Pool”), which amounts shall be subject to, and paid out in accordance with the terms contained in the Bonus Award Letter in Lieu of Options entered into with each Promised Optionee.

5.13 Parachute Payment Waivers. The Company shall obtain and deliver to Acquiror, prior to the initiation of the requisite shareholder approval procedure under Section 5.14, a Parachute Payment Waiver from each Person who the Company reasonably believes is, with respect to the Company, any Subsidiary and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite shareholder approval procedure under Section 5.14, and who might otherwise have, receive or have the right or entitlement to receive a parachute payment under Section 280G of the Code as a result of (i) the accelerated vesting of such Person’s Company Options in connection with the Merger and/or the termination of employment or service with the Company, the Surviving Corporation, Acquiror or any Subsidiary before, upon or following the Merger, (ii) any severance payments, bonus payments or other benefits or payments in connection with the Merger and/or the termination of employment or service with the Company, the Surviving Corporation, Acquiror or any Subsidiary before, upon or following the Merger, and/or (iii) the receipt of any Company Options or Company Capital Stock within the 12-month period ending on the date on which the Effective Time occurs, pursuant to which each such Person shall agree to waive any and all right or entitlement to the accelerated vesting, payments, benefits, options and stock referred to in clauses (i), (ii) and (iii) to the extent the value thereof exceeds 2.99 times such Person’s base amount determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the requisite shareholder approval of such accelerated vesting, payments, benefits, options and stock is obtained pursuant to Section 5.14.

5.14 Section 280G Shareholder Approval. The Company shall use its commercially reasonable efforts to obtain the approval by such number of shareholders of the Company as is required by the terms of Section 280G(b)(5)(B) so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all accelerated vesting payments, benefits, options and/or stock provided pursuant to agreements, Contracts or arrangements that might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such shareholder vote to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder.

5.15 Termination of Benefit Plans. Effective as of the day immediately preceding the Closing Date, the Company shall terminate all Company Employee Plans that are “employee benefit plans” within the meaning of ERISA including any Company Employee Plans intended to include a Code Section 401(k) arrangement (unless Acquiror provides written notice to the Company no later than three Business Days prior to the Closing Date that such 401(k) plans shall not be terminated). Unless Acquiror provides such written notice to the Company, no later than three Business Days prior to the Closing Date, the Company shall provide Acquiror with evidence that such Company Employee Plan(s) have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Company’s Board of Directors. The form and substance of such resolutions shall be subject to review and approval of Acquiror. The Company also shall take such other actions in furtherance of terminating such Company Employee Plan(s) as Acquiror may reasonably require. In the event that termination of the Company’s 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acquiror no later than ten Business Days prior to the Closing Date.

5.16 Termination of Financing Statements. The Company shall take all actions necessary such that (i) UCC-2 or UCC-3 termination statements, as applicable, have been filed with respect to each of the UCC-1 financing statements filed in order to perfect security interests in assets of the Company that have not yet expired and (ii) all Encumbrances (other than Permitted Encumbrances) on assets of the Company shall be released prior to or simultaneously with the Closing.

5.17 Certain Closing Certificates and Documents. The Company shall prepare and deliver to Acquiror, a draft of each of the Closing Expenses Certificate, the Company Net Working Capital Certificate and the Spreadsheet not later than five Business Days prior to the Closing Date. The Company shall prepare and deliver to Acquiror at or prior to the Closing the Closing Expenses Certificate and the Company Net Working Capital Certificate. Without limiting the generality or effect of the foregoing or the provisions of Section 5.9, the Company shall provide to Acquiror, promptly after Acquiror’s request, copies of the documents or instruments evidencing the amounts set forth on any such draft or final certificate.

5.18 Cooperation on Tax Matters.

(a) Acquiror, the Company Shareholders and the Company shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquiror, the Company Shareholders and the Company agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority.

(b) The Company shall cause each Company Shareholder to further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

5.19 Pay-off Letters; Releases. Prior to the Closing, the Company shall use its commercially reasonable efforts to obtain an executed pay-off and lien release letter (the “Pay-off Letter”) in a form reasonably satisfactory to Acquiror from Cathay Bank, a California Banking Corp.(“Cathay Bank”), which Pay-off Letter shall include: (i) the balance required to pay-off the loans made pursuant to the Business Loan Agreement (Asset Based) between the Company and Cathay Bank, dated March 5, 2012 (the “Loan”) in full at Closing (including any prepayment penalties); (ii) the per-diem interest amount; (iii) a statement that upon pay-off of the Loan any related security interests in the Company’s assets shall immediately be released; (iv) attached draft UCC-3 termination statements; (v) wiring instructions; and (vi) consent to the Merger. Except as otherwise contemplated by the Pay-off Letters, the Company shall take all actions necessary such that all Encumbrances on assets of the Company shall be released prior to or simultaneously with the Closing.

5.20 Shareholder Waiver and Release. Prior to the Closing, the Company shall use its commercially reasonable efforts to obtain an executed Shareholder Waiver and Release from each Company Shareholder.

5.21 Optionholder Waiver and Release. Prior to the Closing, the Company shall use its commercially reasonable efforts to obtain an executed Optionholder Waiver and Release from each Company Optionholder.

5.22 Bonus Plan. Acquiror shall approve and adopt the Employee Bonus Plan in substantially the form attached hereto as Exhibit M.

5.23 Optionee Notice. The Company shall provide written notice to Company Optionholders regarding the treatment of Company Options in the Merger, in a form reasonably acceptable to Acquiror.

5.24 Lease. Prior to the Closing, the Company shall use its commercially reasonable efforts to enter into a lease (or extend the term of its existing lease) for the premises located at 446 South Abbott Avenue Milpitas, CA 95035, on such terms as are reasonably acceptable to Acquiror (the “Headquarters Lease”).

5.25 Korean Confidentiality and Invention Assignment Agreement. Prior to the Closing, the Company shall use its commercially reasonable efforts to obtain executed Korean Invention Assignment Agreements from each employee of Appro Korea, Inc.

5.26 Module Removal. Prior to the Closing, the Company shall modify its ACE software so as to remove any code and features (particularly including local hard disk boot support for Windows) developed under that certain purchase order set forth on Schedule 2.10(c) of the Company Disclosure Schedule, without otherwise diminishing or impairing the functionality of the ACE software.

5.27 Certain Personal Transfers. Prior to the Closing, the Company shall use its commercially reasonable efforts to effect the transfers described in each of Schedule 2.9(b)2 and Schedule 2.9(b)3 of the Company Disclosure Schedule.

5.28 Certain Confidential Information and Invention Assignment Agreements. Prior to the Closing, the Company shall use its commercially reasonable efforts to obtain executed Confidential Information and Invention Assignment Agreements from each of Daniel G.B. Kim, James K. Yi and Shannon Davidson.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:

(a) Company Shareholder Approval. The Merger shall have been duly and validly approved and this Agreement shall have been duly and validly adopted, as required by California Law, and the Company’s Articles of Incorporation and Bylaws, each as in effect on the date of such approval and adoption, by the requisite written consent of the Company Shareholders.

(b) Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any action have been taken by any Governmental Entity seeking any of the foregoing, and no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

(c) Governmental Approvals. Acquiror, Sub and the Company shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Merger and the other transactions contemplated hereby.

6.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. The representations and warranties of Acquiror in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date). Acquiror shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(b) Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments and other documents set forth in Section 1.3(a).

6.3 Additional Conditions to the Obligations of Acquiror. The obligations of Acquiror to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of Acquiror and may be waived by Acquiror in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. The representations and warranties of the Company in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect and the representations and warranties contained in Section 2.2, which representations and warranties shall be true and correct in all respects) on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date). The Company shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by the Company at or prior to the Closing.

(b) Receipt of Closing Deliveries. Acquiror shall have received each of the agreements, instruments and other documents set forth in Section 1.3(b); provided, however, that such receipt shall not be deemed to be an agreement by Acquiror that the amounts set forth on the Company Net Working Capital Certificate, the Closing Expenses Certificate or the Spreadsheet or any of the other agreements, instruments or documents set forth in Section 1.3(b) is accurate and shall not diminish Acquiror’s remedies hereunder if any of the foregoing documents is not accurate.

(c) Injunctions or Restraints on Conduct of Business. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Acquiror’s ownership, conduct or operation of the business of the Company and/or any Subsidiary, following the Closing shall be in effect nor shall there be pending or threatened any Legal Proceeding seeking any of the foregoing, any Antitrust Restraint or any other injunction, restraint or material damages in connection with the Merger or the other transactions contemplated hereby.

(d) No Legal Proceedings. No Governmental Entity shall have commenced or threatened to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the Merger or seeking to prohibit or limit the exercise by Acquiror of any material right pertaining to ownership of stock of the Surviving Corporation.

(e) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to the Company.

(f) No Outstanding Securities. There shall be no outstanding securities, warrants, options, commitments or agreements of the Company immediately prior to the Effective Time that purport to obligate the Company to issue any shares of Company Capital Stock, Company Options or any other securities under any circumstances.

(g) Employees. (i) Each employee set forth on Exhibit C-1 hereto shall have remained continuously employed with the Company or a Subsidiary from the date of this Agreement through the Closing and shall have signed each of the documents set forth in Section 1.3(b)(vii), and no action shall have been taken by any such individual to rescind any such document; (ii) no fewer than ninety percent (90%) of the individuals to whom Acquiror made an offer of employment (the “Offered Employees”) shall have remained continuously employed with the Company or a Subsidiary from the date of this Agreement through the Closing and shall have signed each of the documents set forth in Section 1.3(b)(vii), and no action shall have been taken by any such individual to rescind any such document; and (iii) each employee-shareholder set forth on Exhibit C-2 hereto shall have signed a Non-Competition Agreement, such Non-Competition Agreements shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind such Non-Competition Agreements.

(h) Contractors. The relationships of each of the Persons listed on Schedule 2.2(a)-2 of the Company Disclosure Letter with the Company and each Subsidiary that are not Specified Contractors shall have been terminated at or prior to the Closing.

(i) Section 280G Shareholder Approval. Any agreements, contracts or arrangements that may result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that would not be deductible by reason of Section 280G of the Code shall have been submitted for approval by such number of Company Shareholders as is required by the terms of Section 280G in order for such payments and benefits not to be deemed parachute payments under Section 280G of the Code, with such approval to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations, and, in the absence of such shareholder approval, none of those payments or benefits shall be paid or provided, pursuant to the Parachute Payment Waivers.

(j) Company Shareholder Approval. The Company Shareholder Approval shall have been duly and validly obtained, as required by California Law and the Company’s Articles of Incorporation and Bylaws, in each case as in effect on the date of such approval and, in addition, this Agreement and the Merger shall have been duly and validly approved by holders of outstanding Company Capital Stock representing at least ninety percent (90%) of all outstanding shares of Company Capital Stock and at least ninety percent (90%) of the voting power of all outstanding shares of Company Capital Stock.

(k) Termination of Shareholder Related Agreements. Each of the Shareholder Related Agreements shall have been terminated, effective as of, and contingent upon, the Closing, in accordance with their respective terms, and the parties to the Shareholder Related Agreements shall have waived all of their respective rights thereunder, effective as of, and contingent upon, the Closing.

(l) Headquarters Lease. Acquiror shall have received an executed copy of the Headquarters Lease.

(m) Module Removal. The Company shall have delivered to Acquiror satisfactory evidence that it has modified its ACE software so as to remove any code and features (particularly including local hard disk boot support for Windows) developed under that certain purchase order set forth on Schedule 2.10(c) of the Company Disclosure Schedule, without otherwise diminishing or impairing the functionality of the ACE software.

(n) Certain Personal Transfers. The Company shall have delivered to Acquiror satisfactory evidence that the transfers described in each of Schedule 2.9(b)2 and Schedule 2.9(b)3 of the Company Disclosure Schedule were consummated prior to or as of the Closing.

(o) Certain Confidential Information and Invention Assignment Agreements. The Company shall have delivered to Acquiror executed Confidential Information and Invention Assignment Agreements from each of Daniel G.B. Kim, James K. Yi and Shannon Davidson.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Shareholder Approval:

(a) by mutual written consent duly authorized by the Company’s Board of Directors and the Board of Directors of Acquiror (or a duly authorized committee thereof);

(b) by either Acquiror or the Company, if the Closing shall not have occurred on or before December 31, 2012 or such other date that Acquiror and the Company may agree upon in writing (the “Termination Date”); and provided, further, that the right to terminate this Agreement under this clause (b) of Section 7.1 shall not be available to any party whose breach of any covenant or agreement hereunder will have been the principal cause of, or will have directly resulted in, the failure of the Closing to occur on or before the Termination Date;

(c) by either Acquiror or the Company, if any permanent injunction or other order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and nonappealable;

(d) by Acquiror, if (i) the Company shall have breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within five Business Days after receipt by the Company of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied, (ii) the Company shall have breached Section 5.1 or Section 5.2, (iii) there shall have been a Material Adverse Effect with respect to the Company, or (iv) the Company Shareholder Approval is not obtained within 12 hours following the execution of this Agreement by the parties hereto; or

(e) by the Company, if Acquiror shall have breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within five Business Days after receipt by Acquiror of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied.

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Sub, the Company or their respective officers, directors, shareholders or affiliates; provided, however, that (a) the provisions of this Section 7.2 (Effect of Termination), Article IX (General Provisions) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party hereto from liability in connection with any breach of such party’s representations, warranties or covenants contained herein.

7.3 Amendment. Subject to the provisions of applicable Legal Requirements, the parties hereto may amend this Agreement by authorized action at any time before or after the Company Shareholder Approval pursuant to an instrument in writing signed on behalf of each of the parties hereto (provided that after such approval, no amendment shall be made which by law requires further approval by such shareholders without such further shareholder approval). To the extent permitted by applicable Legal Requirements, Acquiror and the Shareholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquiror and the Shareholders’ Agent.

7.4 Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. At any time after the Closing, the Shareholders’ Agent and Acquiror may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Person contained herein. Any agreement on the part of a party hereto or the Shareholders’ Agent to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

ARTICLE VIII

ESCROW FUND AND INDEMNIFICATION

8.1 Indemnification.

(a) Subject to the limitations set forth in this Article VIII, the Effective Time Holders shall, on a several basis, indemnify and hold harmless Acquiror and its officers, directors, agents and employees, and each person, if any, who controls or may control Acquiror within the meaning of the Securities Act (each of the foregoing being referred to individually as an “Indemnified Person” and collectively as “Indemnified Persons”) from and against any and all losses, Liabilities, damages, fees, Tax, reductions in value, interest, costs and expenses, including costs of investigation and defense and reasonable fees and expenses of lawyers, experts and other professionals, directly or indirectly, whether or not due to a third-party claim (collectively, “Indemnifiable Damages”), arising out of, resulting from or in connection with (i) any failure of any representation or warranty made by the Company in this Agreement or the Company Disclosure Letter (including any exhibit or schedule to the Company Disclosure Letter) to be true and correct as of the Agreement Date and as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date), (ii) any failure of any certification, representation or warranty made by the Company in any certificate (other than the Spreadsheet, the Company Net Working Capital Certificate and the Closing Expenses Certificate) delivered to Acquiror pursuant to any provision of this Agreement to be true and correct as of the date such certificate is delivered to Acquiror, (iii) any breach of or default in connection with any of the covenants or agreements made by the Company in this Agreement, (iv) the litigation matter with Acceleron, LLC and any other matter set forth on Schedule 2.6 to the Disclosure Letter or that is or would be an exception to the representations and warranties in Section 2.6 (Litigation), (v) any inaccuracies in the Spreadsheet, the Company Net Working Capital Certificate or the Closing Expenses Certificate, (vi) any Indemnifiable Transaction Expenses, (vii) any payments paid with respect to Dissenting Shares to the extent that such payments, in the aggregate, exceed the value of the amounts that otherwise would have been payable pursuant to Section 1.8(a) upon the exchange of such Dissenting Shares, (viii) any interest, costs, expenses and fees incurred by any Indemnified Person in connection with the exercise of any dissenters’ rights or (ix) the use, reproduction, modification, distribution, licensing or other exploitation of any code or features (particularly including local hard disk boot support for Windows) developed under that certain purchase order set forth on Schedule 2.10(c) of the Company Disclosure Schedule. Materiality standards or qualifications, and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty or covenant shall only be taken into account in determining whether a breach of or default in connection with such representation, warranty or covenant (or failure of any representation or warranty to be true and correct) exists, and shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to such breach, default or failure to be true and correct. The Effective Time

Holders shall not have any right of contribution, indemnification or right of advancement from the Surviving Corporation or Acquiror with respect to any Indemnifiable Damages claimed by an Indemnified Person.

(b) Acquiror hereby agrees to indemnify each Effective Time Holder and hold each Effective Time Holder harmless against any Indemnifiable Damages arising out of, resulting from or in connection with (i) any failure of any representation or warranty made by Acquiror in this Agreement to be true and correct as of the Agreement Date and as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date), (ii) any failure of any certification, representation or warranty made by Acquiror in any certificate delivered to the Company pursuant to any provision of this Agreement to be true and correct as of the date such certificate is delivered to the Company and (iii) any breach of or default in connection with any of the covenants or agreements made by Acquiror in this Agreement,

8.2 Escrow Fund. The Escrow Cash shall be deposited with Computershare Trust Company, N.A. (or another institution selected by Acquiror and reasonably satisfactory to the Company) as escrow agent (the “Escrow Agent”), such deposit, together with any interest that may be earned thereon, to constitute an escrow fund (the “Escrow Fund”) and to be governed by the provisions set forth herein and in the Escrow Agreement. The Escrow Fund shall be available to compensate Acquiror (on behalf of itself or any other Indemnified Person) for Indemnifiable Damages pursuant to the indemnification obligations of the Effective Time Holders. The parties hereto agree that Acquiror is the owner of any cash in the Escrow Fund, and that all interest on or other taxable income, if any, earned from the investment of such cash pursuant to this Agreement shall be treated (including for tax purposes) as earned by the Acquiror.

8.3 Escrow Fund Threshold; Other Limitations.

(a) Notwithstanding anything contained herein to the contrary, except with regard to claims involving (x) fraud or intentional misrepresentation by the Company, any Subsidiary or any Effective Time Holder, or (y) any failure to be true and correct of any of the representations and warranties in Section 2.1 (Organization, Standing, Power and Subsidiaries), Section 2.2 (Capital Structure), Section 2.3(a) (Authority), Section 2.12 (Taxes), (the “Tax Representation”), Section 2.13 (Employee Benefits Plans and Employee Matters) (the preceding five sections, collectively, the “Special Representations”), or Section 2.10 (Intellectual Property) (the “IP Representation”), no Indemnified Person may make a claim for any cash from the Escrow Fund in respect of any claim for indemnification that is made pursuant to clause (i) or (ii) of the first sentence of Section 8.1(a) unless and until a Claim Certificate (as defined below) describing Indemnifiable Damages in an aggregate amount greater than $250,000 (the “Aggregate Threshold”) has been delivered, in which case the Indemnified Person may make claims for indemnification and may receive cash from the Escrow Fund for all Indemnifiable Damages (including the amount of the Aggregate Threshold).

(b) Notwithstanding anything contained herein to the contrary, no Indemnified Person may make a claim against any Effective Time Holder outside of the Escrow Fund unless such Indemnified Person has first exhausted all remedies then available to such Indemnified Person pursuant to the Escrow Fund; provided, however, that in the case of fraud or intentional misrepresentation by an Effective Time Holder, the foregoing limitation of remedies against such Effective Time Holder shall not apply.

(c) Except with regard to (A) claims involving fraud or intentional misrepresentation by the Company, any Subsidiary or any Effective Time Holder (for which there shall be no maximum aggregate limit), (B) any failure of any of the Special Representations to be true and correct as aforesaid (for which the limit is set forth in subsection (d) below) and (C) any failure of any of the IP Representations to be true and correct as aforesaid (for which the limit is set forth in subsection (e) below), the maximum aggregate amount the Indemnified Persons may recover from the Effective Time Holders pursuant to clauses (i) and (ii) of the first sentence of Section 8.1(a) shall be an amount equal to 10% of the Merger Consideration paid or payable to such Effective Time Holders.

(d) In the case of the failure of the Special Representations to be true and correct as aforesaid, the maximum aggregate amount the Indemnified Persons may recover from the Effective Time Holders pursuant to clauses (i) and (ii) of the first sentence of Section 8.1 with respect to a failure of the Special Representations to be true and correct as aforesaid shall be an amount equal to the Merger Consideration paid or payable to such Effective Time Holders.

(e) In the case of the failure of the IP Representation to be true and correct as aforesaid, the maximum aggregate amount the Indemnified Persons may recover from the Effective Time Holders pursuant to clauses (i) and (ii) of the first sentence of Section 8.1 with respect a failure of the IP Representations to be true and correct as aforesaid shall be an amount equal to 30% of the Merger Consideration paid or payable to such Effective Time Holders.

(f) The maximum amount the Indemnified Persons may recover from an Effective Time Holder pursuant to this Article VIII (i) shall be an amount equal to such Effective Time Holder’s Pro Rata Share of the amount of any Indemnifiable Damages, and (ii) shall not exceed the Merger Consideration paid or payable to such Effective Time Holder; provided, however, that in the case of fraud or intentional misrepresentation by an Effective Time Holder, such Effective Time Holder’s liability for such fraud or intentional misrepresentations shall not be subject to the foregoing individual limitations.

(g) Notwithstanding anything contained herein to the contrary, no Indemnified Person may make a claim against any Effective Time Holder in respect of the Net Working Capital Certificate outside of the provisions and deadlines set forth in Section 1.12.

8.4 Period for Claims for Indemnification. Except as set forth below, the period during which claims for Indemnifiable Damages may be made (the “Claims Period”) for Indemnifiable Damages arising from or in connection with the matters listed in clauses (i) and (ii) of the first sentence of Section 8.1 shall commence at the Closing and terminate the day after the date that is eighteen (18) months following the Closing Date (the “Escrow Period”). The Claims Period for Indemnifiable Damages arising out of, resulting from or in connection with any failure of the Tax Representation shall commence at the Closing and terminate upon the expiration of the applicable statute of limitations for such claim (the applicable time period specified in this proviso being the “Tax Claims Period”). The Claims Period for Indemnifiable Damages arising out of, resulting from or in connection with any failure of the IP Representation to be true and correct, shall commence at the Closing and terminate upon the day after the date that is thirty-six (36) months following the Closing Date. The Claims Period for Indemnifiable Damages arising out of, resulting from or in connection with all other claims for Indemnifiable Damages pursuant to this Article VIII, including (i) fraud or intentional misrepresentation by the Company, any Subsidiary or any Effective Time Holder, and (ii) any failure of any of the Special Representations to be true and correct, shall commence at the Closing and survive indefinitely. Notwithstanding anything contained herein to the contrary, such portion of the Escrow Fund at the conclusion of the Escrow Period as in the reasonable judgment of Acquiror may be necessary to satisfy any unresolved or unsatisfied claims for Indemnifiable Damages specified in any Claim Certificate (as defined below) delivered to the Shareholders’ Agent prior to expiration of the Escrow Period shall remain in the Escrow Fund until such claims for Indemnifiable Damages have been resolved or satisfied. The remainder of the Escrow Fund, if any, shall be paid to the Effective Time Holders promptly (and in any event within ten (10) Business Days) after the expiration of the Escrow Period in accordance with each such Effective Time Holder’s Escrow Pro Rata Share. The availability of the Escrow Fund to indemnify the Indemnified Persons will be determined without regard to any right to indemnification which any Effective Time Holder may have in his or her capacity as an officer, director, employee, or agent of the Company and no such Effective Time Holder will be entitled to any indemnification from the Company or the Surviving Corporation for amounts paid for indemnification under this Article VIII.

8.5 Claims.

(a) On or before the last day of the Escrow Period, Acquiror may deliver to the Escrow Agent a certificate signed by any officer of Acquiror (an “Claim Certificate”):

(i) stating that an Indemnified Person has incurred, paid, reserved or accrued, or in good faith believes that it may incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority may raise such matter in audit of Acquiror or its subsidiaries, which could give rise to Indemnifiable Damages);

(ii) stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount believed by Acquiror in good faith to be incurred, paid, reserved, accrued or demanded by a third party); and

(iii) specifying in reasonable detail (based upon the information then possessed by Acquiror) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

No delay in providing such Claim Certificate within the applicable Claims Period (including, with respect to claims pertaining to the Tax Representation, the Tax Claims Period) shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Shareholders’ Agent or the Effective Time Holders are materially prejudiced thereby.

(b) At the time of delivery of any Claim Certificate to the Escrow Agent, a duplicate copy of such Claim Certificate shall be delivered to the Shareholders’ Agent by or on behalf of Acquiror (on behalf of itself or any other Indemnified Person) and for a period of 30 days after delivery to the Escrow Agent of such Claim Certificate, the Escrow Agent shall make no payment pursuant to this Section 8.55 unless the Escrow Agent shall have received written authorization from the Shareholders’ Agent to make such delivery. After the expiration of such 30-day period, the Escrow Agent shall make delivery of cash from the Escrow Fund to Acquiror in accordance with this Section 8.55; provided, however, that no such delivery may be made if and to the extent the Shareholders’ Agent has objected in a written statement to any claim or claims made in the Claim Certificate, and such written statement shall have been delivered to the Escrow Agent and to Acquiror prior to the expiration of such 30-day period.

8.6 Resolution of Objections to Claims.

(a) If the Shareholders’ Agent does not contest, by written notice to Acquiror and the Escrow Agent within 30 days after delivery to the Shareholders’ Agent of the Claim Certificate, then the Escrow Agent shall distribute cash from the Escrow Fund in an amount equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate.

(b) If the Shareholders’ Agent objects in writing to any claim or claims by Acquiror made in any Claim Certificate within such 30-day period, Acquiror and the Shareholders’ Agent shall attempt in good faith for 45 days after Acquiror’s receipt of such written objection to resolve such objection. If Acquiror and the Shareholders’ Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and delivered to the Escrow Agent. The Escrow Agent shall be entitled to conclusively rely on any such memorandum and the Escrow Agent shall distribute cash from the Escrow Fund in accordance with the terms of such memorandum.

(c) If no such agreement can be reached during the 45-day period for good faith negotiation, upon the expiration of such 45-day period either Acquiror or the Shareholders’ Agent may file for arbitration in accordance with Section 9.9. The decision of the arbitrator as to the validity and amount of any claim in such Claim Certificate shall be nonappealable, binding and conclusive upon the parties and the parties shall be entitled and obligated to act in accordance with such decision and make a claim against the Escrow Fund in accordance therewith.

8.7 Indemnity Payment Net of Insurance Proceeds. The amount of any Indemnifiable Damages subject to indemnification under this Article VIII shall be calculated net of any insurance proceeds received by the Indemnified Person on account of such Indemnifiable Damages. If the amount of any Indemnifiable Damages, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by, from or against any other entity, the amount of such reduction, less any costs, expenses or premiums incurred in connection therewith, shall promptly be repaid by the Indemnified Person to the Effective Time Holders. Notwithstanding anything to the contrary, nothing in this Agreement shall require an Indemnified Person to seek any coverage, recovery, or settlement under any insurance policies.

8.8 Shareholders’ Agent.

(a) At the Closing, Daniel G.B. Kim shall be constituted and appointed as the Shareholders’ Agent. For purposes of this Agreement, the term “Shareholders’ Agent” shall mean the agent for and on behalf of the Effective Time Holders to: (i) execute, as Shareholders’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the transactions contemplated hereby; (ii) give and receive notices, instructions, and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Effective Time Holder, to or from Acquiror (on behalf of itself or any other Indemnified Person) and/or the Escrow Agent relating to this Agreement, the Escrow Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Company Shareholder individually); (iii) review, negotiate and agree to and authorize deliveries to Acquiror of cash from the Escrow Fund in each case in satisfaction of claims asserted by Acquiror (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article VIII; (iv) object to indemnification claims pursuant to Section 8.56; (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the transactions contemplated hereby by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Effective Time Holder or necessary in the judgment of the Shareholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement; (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Company Shareholders; (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Effective Time Holders (other than with respect to the payment of the Merger Consideration) in accordance with the terms hereof and in the manner provided herein; and (viii) take all actions necessary or appropriate in the judgment of the Shareholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. Acquiror, Sub and their respective Affiliates (including without limitation, after the Effective Time, the Surviving Corporation) shall be entitled to rely on the appointment of Daniel G.B. Kim as the Shareholders’ Agent and treat such Shareholders’ Agent as the duly appointed attorney-in-fact of each Effective Time Holder and has having the duties, power and authority provided for in this Section 8.8. The Effective Time Holders shall be bound by all actions taken and documents executed by the Shareholders’ Agent in connection with this Article VIII, and Acquiror and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Shareholders’ Agent. The Person serving as the Shareholders’ Agent may be replaced from time to time by the holders of a majority in interest of the cash then on deposit in the Escrow Fund upon not less than thirty (30) days’ prior written notice to Acquiror. No bond shall be required of the Shareholders’ Agent, and the Shareholders’ Agent shall receive no compensation for his services.

(b) The Shareholders’ Agent shall not be liable to any former holder of Company Capital Stock for any act done or omitted hereunder as the Shareholders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct. The Shareholders’ Agent shall serve as the Shareholders’ Agent without compensation; provided, that the Effective Time Holders shall severally indemnify the Shareholders’ Agent and hold him harmless against any loss, liability or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Shareholders’ Agent and arising out of or in connection with the acceptance or administration of his duties hereunder, including all reasonable out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Shareholders’ Agent. If not paid directly to the Shareholders’ Agent by the Effective Time Holders, such losses, liabilities or expenses may be recovered by the Shareholders’ Agent from the Escrow Fund otherwise distributable to the Effective Time Holders (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) after the expiration of the Escrow Period pursuant to the terms hereof and of the Escrow Agreement, at the time of distribution, and such recovery will be made from the Effective Time Holders according to their respective Escrow Pro Rata Share.

(c) Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Shareholders’ Agent that is within the scope of the Shareholders’ Agent’s authority under Section 8.88(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Effective Time Holders and shall be final, binding and conclusive upon each such Effective Time Holder; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Effective Time Holder. Acquiror, the other Indemnified Persons and the Escrow Agent are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Shareholders’ Agent.

8.9 Third-Party Claims. In the event Acquiror becomes aware of a third-party claim which Acquiror believes may result in a claim for indemnification by or on behalf of an Indemnified Person, Acquiror shall have the right in its sole discretion to conduct the defense of and to settle or resolve any such claim (and the costs and expenses incurred by Acquiror in connection with such defense, settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnifiable Damages for which Acquiror may seek indemnification pursuant to a claim made hereunder). The Shareholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to the third-party claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person and shall be entitled, at the Shareholders’ Agent’s expense, to participate in, but not to determine or conduct, any defense of the third-party claim or settlement negotiations with respect to the third-party claim. However, except with the consent of the Shareholders’ Agent, which consent shall not be unreasonably withheld, conditioned or delayed and which shall be deemed to have been given unless the Shareholders’ Agent shall have objected within fifteen (15) days after a written request for such consent by Acquiror, no settlement or resolution by Acquiror of any claim that gives rise to a claim against the Escrow Fund by or on behalf of an Indemnified Person shall be determinative of the existence of or amount of Indemnifiable Damages relating to such matter. In the event that the Shareholders’ Agent has consented to any such settlement or resolution, neither the Shareholders’ Agent nor any Effective Time Holder shall have any power or authority to object under Section 8.55 or any other provision of this Article VIII to the amount of any claim by or on behalf of any Indemnified Person for indemnity with respect to such settlement or resolution.

8.10 Treatment of Indemnification Payments. The Company Shareholders, the Shareholders’ Agent and Acquiror agree to treat (and cause their Affiliates to treat) any payment received pursuant to this Article VIII as adjustments to the merger consideration for all Tax purposes, to the maximum extent permitted by Legal Requirements.

8.11 Exclusive Remedy. Notwithstanding any other provision of this Agreement to the contrary, except as expressly provided otherwise, this Article VIII shall be the sole and exclusive remedy of the Indemnified Persons from and after the Closing Date for any claims arising under this Agreement, including claims of inaccuracy in or breach of any representation or warranty; provided, however, that the foregoing shall not be deemed a waiver by any party of any right to seek specific performance or injunctive relief, or any right or remedy arising by reason of any claim of fraud or intentional misrepresentation with respect to this Agreement.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations and Warranties and Covenants. If the Merger is consummated, the representations and warranties of the Company contained in this Agreement, the Company Disclosure Letter (including any exhibit or schedule to the Company Disclosure Letter), and the other certificates contemplated hereby shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the date that is eighteen (18) months following the Closing Date; provided, however, that the Special Representations and the representations and warranties of the Company contained in any certificate delivered to Acquiror regarding the same subject matter as those covered by the Special Representations pursuant to any provision of this Agreement, will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, indefinitely for claims against the Effective Time Holders which seek recovery of Indemnifiable Damages arising out of an inaccuracy or breach of such representations or warranties; provided, further, that the IP Representation and the representations and warranties of the Company contained in any certificate delivered to Acquiror regarding the same subject matter as those covered by the IP Representation pursuant to any provision of this Agreement, will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the date that is thirty-six (36) months following the Closing Date for claims against the Effective Time Holders which seek recovery of Indemnifiable Damages arising out of an inaccuracy or breach of such representations or warranties; provided, further, that the Tax Representation and the representations and warranties of the Company contained in any certificate delivered to Acquiror regarding the same subject matter as those covered by Tax Representation pursuant to any provision of this Agreement, will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the expiration of the applicable statute of limitations for such claim for claims against the Effective Time Holders which seek recovery of Indemnifiable Damages arising out of an inaccuracy or breach of such representations or warranties; provided, further, no right to indemnification pursuant to Article VIII in respect of any claim that is set forth in a Claim Certificate delivered to the Shareholders’ Agent prior to the expiration of the Claims Period set forth above shall be affected by the expiration of such representations and warranties; and provided, further, that such expiration shall not affect the rights of any Indemnified Person to seek recovery of Indemnifiable Damages arising out of any fraud or intentional misrepresentation by the Company or any Subsidiary. If the Merger is consummated, the representations and warranties of Acquiror contained in this Agreement and the other certificates contemplated hereby shall expire and be of no further force or effect as of the Closing. If the Merger is consummated, all covenants of the parties (including the covenants set forth in Article IV and Article V) shall expire and be of no further force or effect as of the Closing, except to the extent such covenants provide that they are to be performed after the Closing; provided, however, that no right to indemnification pursuant to Article VIII in respect of any claim based upon any breach of a covenant shall be affected by the expiration of such covenant.

9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i) if to Acquiror or Sub, to:

Cray Inc.

901 Fifth Avenue

Suite 1000

Seattle, WA 98164

Attention: General Counsel

Facsimile No.: 206-701-2500

Telephone No.: 206-701-2000

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

1191 Second Avenue 10th Floor

Seattle, WA 98101

Attention: Alan C. Smith

Facsimile No.: (206) 389-4510

Telephone No.: 206) 389-4530

(ii) if to the Company, to:

Appro International, Inc.

446 South Abbott Avenue

Milpitas, CA 95035

Attention: President

Facsimile No.: 408-941-8111

Telephone No.: 408-941-8100

with a copy (which shall not constitute notice) to:

Buchalter Nemer, A Professional Law Corporation

1000 Wilshire Boulevard

Suite 1500

Los Angles, California 90017-2457

Attention: Tanya Viner

Facsimile No.: (213) 630-579

Telephone No.: (213) 891-5091

(iii) If to the Shareholders’ Agent, to:

Geun-Bum (Daniel) Kim

446 South Abbott Avenue

Milpitas, CA 95035

Facsimile No.: 408-941-8111

Telephone No.: 408-941-8100

9.3 Interpretation. When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article or Section of, or an Exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “provided to,” “furnished to,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete paper copy of the information or material referred to has been provided to the party to whom such information or material is to be provided. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

9.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart.

9.5 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article VIII is intended to benefit Indemnified Persons) and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided herein.

9.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquiror may assign this Agreement to any direct or indirect wholly owned subsidiary of Acquiror without the prior consent of the Company; provided, however, that Acquiror shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

9.9 Governing Law; Arbitration. This Agreement shall be governed by and construed in accordance with the laws of the State of California without reference to such state’s principles of conflicts of law. The parties agree that any dispute with respect to any matter covered under this Agreement will be submitted to mandatory, final and binding arbitration before J.A.M.S./ENDISPUTE or its successor (“J.A.M.S.”), governed by the United States Arbitration Act, 9 U.S.C., Section 1 et seq. and that any such arbitration will be conducted in Santa Clara County, California. Either Acquiror or the Shareholders’ Agent may commence the arbitration process called for by this Agreement by filing a written demand for arbitration with J.A.M.S. and giving a copy of such demand to each of the other parties to this Agreement. The arbitration will be conducted in accordance with the provisions of J.A.M.S.’s Streamlined Arbitration Rules and Procedures in effect at the time of filing of the demand for arbitration, subject to the provisions of this Section 9.9. The arbitration of any such dispute shall be conducted by a single arbitrator mutually agreed on by Acquiror and the Shareholders’ Agent and selected from J.A.M.S.’s panel of neutrals (subject to the J.A.M.S rules for appointment of arbitrators in the event the parties are unable to agree within a reasonable time). The parties will cooperate with J.A.M.S. and with each other in promptly selecting the arbitrator from J.A.M.S.’s panel of neutrals, and in scheduling the arbitration proceedings in order to fulfill the provisions, purposes and intent of this Agreement. The parties covenant that they will participate in the arbitration in good faith, and that the parties to the arbitration will bear the expense of deposits and advances required by the arbitrator in equal proportions. The provisions of this Section 9.9 may be enforced by any court of competent jurisdiction, and the party seeking enforcement will be entitled to an award of all costs, fees and expenses, including attorneys’ fees, to be paid by the party against whom enforcement is ordered. Judgment upon the award rendered by the arbitrator may be entered in any court having competent jurisdiction. If for any reason J.A.M.S. or its successor no longer is in business, then the arbitration shall be conducted in accordance with the commercial arbitration rules of the American Arbitration Association. Upon the conclusion of any arbitration proceedings hereunder, the arbitrator will render findings of fact and conclusions of law and a final written arbitration award setting forth the basis and reasons for any decision reached (the “Final Award”) and will promptly deliver such documents to Escrow Agent, the Shareholders’ Agent and Acquiror, together with a copy of the Final Award signed by the arbitrator.

9.10 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.11 Acquiror’s Due Diligence Investigation . Acquiror has, for the sole purpose of determining whether to enter into and negotiate the transactions contemplated by this Agreement, conducted a review of information provided to it regarding the Company’s commercial, financial, legal and other affairs. The parties agree and acknowledge that the representations and warranties of the Company set forth in this Agreement (and in the Company Disclosure Letter) shall in no way be limited, qualified, impaired or affected by Acquiror’s conduct of such investigation.

9.12 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

[SIGNATURE PAGE NEXT]

IN WITNESS WHEREOF, Acquiror, Sub, the Company and the Shareholders’ Agent have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Shareholders’ Agent, personally), all as of the date first written above.

CRAY INC.

By:	/s/ Peter J. Ungaro
Name:	Peter J. Ungaro
Title:	President and Chief Executive Officer

ASTRO ACQUISITION CORP.

By:	/s/ Peter J. Ungaro
Name:	Peter J. Ungaro
Title:	President

APPRO INTERNATIONAL, INC.

By:	/s/ Daniel Geun-Bum Kim
Name:	Daniel Geun-Bum Kim
Title:	President & CEO

SHAREHOLDERS’ AGENT

By:	/s/ Daniel Geun-Bum Kim
Name:	Daniel Geun-Bum Kim
Title:

EXHIBIT A

Definitions

As used in this Agreement, the following terms shall have the meanings indicated below. Unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to the tenth decimal place.

“Affiliate” has the meaning set forth in Rule 144 promulgated under the Securities Act.

“Aggregate Exercise Price” means the aggregate exercise price of all Company Options that are vested, exercisable and outstanding as of immediately prior to the Closing (including, for the avoidance of doubt, any Company Options that become vested and exercisable in connection with the Closing).

“Business” means the business of the Company and its Subsidiaries as currently conducted and as currently proposed to be conducted by the Company or any of its Subsidiaries.

“Business Day” means a day (A) other than Saturday or Sunday and (B) on which commercial banks are open for business in Seattle, Washington.

“California Law” means the General Corporation Law of the State of California.

“Closing Expenses Certificate” means a certificate executed by the Chief Financial Officer of the Company dated as of the Closing Date, certifying the amount of Transaction Expenses (including an itemized list of each Transaction Expense with a description of the nature of such expense and the Person to whom such expense was or is owed). The Closing Expenses Certificate shall include a representation of the Company, certified by the Chief Financial Officer of the Company, that such certificate includes all of the Transaction Expenses paid or payable at any time prior to, at or following the Closing Date, it being the expressed intent of the Company and Acquiror that to the maximum extent possible all the Transaction Expenses be deducted in the calculation of the Merger Consideration and that there be no Indemnifiable Transaction Expenses.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Cash Amount Per Share” means (A) the Total Participating Consideration divided by (B) the Fully-Diluted Company Stock.

“Common Closing Amount Per Share” means the Common Cash Amount Per Share minus the Common Escrow Amount Per Share.

“Common Escrow Amount Per Share” means the product of (A) the Common Cash Amount Per Share multiplied by (B) the Escrow Pro Rata Share.

“Company Capital Stock” means the capital stock of the Company.

“Company Common Stock” means the Common Stock, no par value per share, of the Company.

“Company Net Working Capital” means (A) the Company’s consolidated total current assets as of the Closing Date (as defined by and determined in accordance with GAAP) less (B) the

Company’s consolidated total current liabilities as of the Closing Date (as defined by and determined in accordance with GAAP). For purposes of calculating Company Net Working Capital, (i) the Company’s current liabilities (1) shall include all Company Debt (whether short- or long-term) only to the extent Company Debt is not otherwise subtracted from the Merger Consideration, (2) shall include all Liabilities for Taxes as of the Closing Date, whether or not such Liabilities for Taxes would be then due and payable (including the employer portion of employee social taxes, such as social security and Medicare taxes, or the equivalent withholding obligations in foreign jurisdictions, with respect to payments made or to be made in connection with options associated with options exercised at Closing and settlements on options not granted) or other amounts payable to Company employees or others in connection with the merger and not already reflected as a reduction in cash, and (3) shall not include Transaction Expenses, (ii) the Company’s current assets shall exclude accounts receivable that are outstanding for more than 90 days and that are not collectible and otherwise doubtful (iii) Company Net Working Capital will not include the Green Blade 512X development system (and associated accumulated depreciation calculated from the in-service date) as it should be reclassified from inventory to fixed assets, (iv) Company Net Working Capital will assume that the Company will record an additional excess and obsolescence reserve for inventory in the amount of $500,000 and (v) Company Net Working Capital will include the unfunded portion of any pension and/or other retirement liabilities (whether short- or long-term). With respect to Taxes, advance payments and progress billings, they shall be included whether or not they would be treated as a current liability under GAAP.

“Company Net Working Capital Certificate” means a certificate executed by the Chief Financial Officer of the Company dated as of the Closing Date, certifying the amount of Company Net Working Capital (including (i) the Company’s balance sheet as of the Closing Date prepared on a consistent basis with the Company Balance Sheet, (ii) an itemized list of each Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed, (iii) an itemized list of each element of the Company’s consolidated current assets, and (iv) an itemized list of each element of the Company’s consolidated total current liabilities).

“Company Option Plan” means each stock option plan, program or arrangement of the Company, collectively, including the Appro International, Inc. 2000 Stock Option Plan.

“Company Optionholders” means the holders of Company Options.

“Company Options” means options to purchase shares of Company Capital Stock.

“Company Preferred Stock” means the Company Series A Stock and Company Series B Stock.

“Company Securityholders” means the Company Shareholders and Company Optionholders, collectively.

“Company Series A Stock” means the Series A Preferred Stock, no par value per share, of the Company.

“Company Series B Stock” means the Series B Preferred Stock, no par value per share, of the Company.

“Company Shareholders” means the holders of shares of outstanding Company Capital Stock.

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“Continuing Employees” means the employees of the Company as set forth on Exhibit C-1 and the Offered Employees who execute the documents described in Section 1.3(b)(viii) and remain employees of the Surviving Corporation or its Subsidiaries or become employees of Acquiror following the Effective Time.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the Agreement Date or as may hereafter be in effect.

“Direct Reports” means each employee of the Company or the Acquiror, as applicable, at the vice president or director level or above, that reports to an applicable Entity Representative and also, in the case of the Company, the executive assistant to Daniel G.B. Kim and/or James K. Yi.

“Dissenting Shares” shall mean any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been perfected in accordance with California Law in connection with the Merger.

“Effective Time Holder” means a Company Shareholder as of immediately prior to the Effective Time (other than a holder of solely shares of Company Capital Stock which constitute and remain Dissenting Shares).

“Effective Time Holder’s Pro Rata Share” means, with respect to a particular Effective Time Holder, the quotient determined by dividing the amount of Merger Consideration such Effective Time Holder is entitled to receive pursuant to Section 1.8(a) with respect to its Company Capital Stock (other than Dissenting Shares) divided by the total amount of Merger Consideration all Effective Time Holders are entitled to receive pursuant to Section 1.8(a) with respect to their Company Capital Stock (other than Dissenting Shares).

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset, and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Escrow Cash” means an amount of cash equal to $3,125,000 of the Merger Consideration.

“Escrow Pro Rata Share” means the quotient obtained by dividing (A) the Escrow Cash, by (B) the portion of the Merger Consideration payable to Effective Time Holders.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fully-Diluted Company Series A Stock” means the sum, without duplication, of the aggregate number of shares of Company Series A Stock that are issued and outstanding immediately prior to the Effective Time or issuable upon the exercise of direct or indirect rights to acquire shares of the Company Series A Stock that are issued, outstanding, vested and exercisable immediately prior to the Effective Time.

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“Fully-Diluted Company Stock” means the sum, without duplication, of the aggregate number of shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time or issuable upon the exercise of Company Options that are vested, exercisable and outstanding as of immediately prior to the Closing (including, for the avoidance of doubt, any Company Options that become vested and exercisable in connection with the Closing) or other direct or indirect rights to acquire shares of the Company Capital Stock that are issued, outstanding, vested and exercisable immediately prior to the Effective Time.

“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnifiable Transaction Expenses” means any Transaction Expenses that have not been taken into account in the calculation of the Merger Consideration. All Indemnifiable Transaction Expenses shall constitute “Indemnifiable Damages” for purposes of Article VIII without regard to the Aggregate Threshold.

“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge, after reasonable inquiry, of such fact, circumstance, event or other matter of (A) with respect to the Acquiror, the executive officers of Acquiror, or (B) with respect to the Company, Daniel G.B. Kim or James K. Yi (the individuals specified in clauses (A) and (B) are collectively referred to herein as the “Entity Representatives”). Any such Entity Representative will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (without limitation) such knowledge could be obtained from reasonable inquiry of such Entity Representative’s Direct Reports.

“Legal Requirements” means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any orders, writs, injunctions, awards, judgments and decrees applicable to the Company or any Subsidiary or to any of their respective assets, properties or businesses.

“Liabilities” means all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any law, action or governmental order and those arising under any Contract, regardless of whether such debt, liability or obligation would be required to be disclosed on a balance sheet prepared in accordance with GAAP.

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“Material Adverse Effect” with respect to any entity means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by such entity in this Agreement, is, or could reasonably likely to, (i) be or become materially adverse in relation to the near-term or longer-term condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, prospects, capitalization, employees, operations or results of operations of such entity and its subsidiaries, taken as a whole, or (ii) materially impede or delay such entity’s ability to consummate the transactions contemplated by this Agreement in accordance with its terms and applicable Legal Requirements, except to the extent that any such Effect directly results from: (A) changes in general economic conditions (provided that such changes do not affect such entity disproportionately as compared to companies operating in the supercomputing industry); (B) earthquakes, hurricanes, floods or other natural disasters; (C) acts of war, terrorism, violence; (D) changes in applicable Legal Requirements (provided that such changes do not affect such entity disproportionately as compared to companies operating in the supercomputing industry); (E) changes in GAAP (provided that such changes do not affect such entity disproportionately as compared to companies operating in the supercomputing industry) or (F) the announcement or pendency of the transaction contemplated by this Agreement.

“Merger Consideration” means (A) $25,000,000, less (B) the sum of: (1) the amount, if any, by which the Company Net Working Capital is less than $3,500,000 as of immediately prior to the Closing, (2) Transaction Expenses, (3) Company Debt and (4) the Promised Option Payment Pool.

“Permitted Encumbrances” means: (A) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established; (B) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Cash Amount Per Share” means the sum of (A) the Series A Liquidation Preference Per Share and (B) the Common Cash Amount Per Share.

“Series A Closing Amount Per Share” means the Series A Cash Amount Per Share minus the Series A Escrow Amount Per Share.

“Series A Escrow Amount Per Share” means the product of (A) the Series A Cash Amount Per Share multiplied by (B) the Escrow Pro Rata Share.

“Series A Liquidation Preference Per Share” means an amount per share of Company Series A Stock equal to the sum of (A) $4.00 per share of Company Series A Stock and (B) an amount equal to all declared and unpaid dividends on such share immediately prior to the Effective Time.

“Shareholder Related Agreements” means each of the (i) Amended and Restated Registration Rights Agreement, dated as of August 29, 2003, by and among the Company and the signatories thereto and (ii) Amended and Restated Right of First Refusal Agreement dated as of August 29, 2003, by and among the Company and the signatories thereto.

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“Subsidiary” means any corporation, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) required to be filed with respect to Taxes.

“Total Participating Consideration” means (A) the Merger Consideration, plus (B) the Aggregate Exercise Price, less (C) the Total Series A Liquidation Preference.

“Total Series A Liquidation Preference” means the product of (A) the Fully-Diluted Company Series A Stock multiplied by (B) the Series A Liquidation Preference Per Share.

“Transaction Expenses” means all third party fees, costs, expenses, payments, and expenditures incurred by the Company in connection with the Merger and this Agreement and the transactions contemplated hereby whether or not billed or accrued (including any fees, costs expenses, payments, and expenditures of legal counsel and accountants, the maximum amount of fees costs, expenses, payments, and expenditures payable to financial advisors, investment bankers and brokers of the Company and the Subsidiaries notwithstanding any contingencies for earnouts, escrows, etc., and any such fees, costs, expenses, payments, and expenditures incurred by Company Securityholders paid for or to be paid for by the Company), including, for the avoidance of doubt, the payments set forth in Schedule 1 and the Transaction Payroll Taxes.

“Transaction Payroll Taxes” means the employer portion of any payroll Taxes, such as social security, Medicare taxes, with respect to any payments with respect to Company Options, the Promised Option Payment Pool and any severance or bonus arrangements made in connection with the transactions contemplated by this Agreement.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Exhibit A shall have the meanings assigned to such terms in this Agreement.

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